BALANCE



A

state in which

opposing forces

achieve harmony

and stability is

attained.

My father dealt with Blue Ball National Bank back in 1938.



Time-honored. yet

My father dealt with Blue Ball National Bank when he started this business back in 1938, and my wife, Karen, and I grew up with many of the people who work at the bank now. In fact, I got the mortgage for my first house from them. Not only do they know us personally, they really understand what a local business like ours needs to grow.

Originally, we made truck bodies of wood and steel for farmers in the Blue Ball area. I bought the business in 1972 and converted to aluminum bodies and livestock trailers. We've grown from three to 180 employees, with two modern facilities in Blue Ball and West Jefferson, Ohio, and sell our "agri-transportation" line for bodies and trailers through 30 dealers in the U.S., Canada, and Puerto Rico.

Karen and I, along with our children, are now co-owners. Our son Travis is sales manager at the Ohio operation, while Nick learns the business here. Joe Spada and John Montgomery at the bank really go the extra mile, talking with us whenever needed. They financed our expansion — including the Ohio operation — and handle our line of credit, checking, savings, and the financing plan we have for our customers.

We've come a long way with Blue Ball National Bank, and we're not done yet!

M.H. Eby, Inc.
Menno and Karen Eby
with their son Nick.

Impressive performance.



Stock rises.
The market value of PennRock stock increased 60% in 2001 from $13.88 to $22.24. Our price to earnings ratio increased from 8.75 to 11.59 while market to book values increased from 1.14 to 1.79. The capital to asset ratio increased from 8.84% to 9.27%.

In addition to regular dividends, we paid a 5% stock dividend in the third quarter.

Record income.

We recorded a record income of $12.1 million in 2001, a 26% increase over the prior year. Earnings per share increased from $1.52 to $1.92. Our return on average assets was 1.34% compared with 1.09% in 2000, while our return on average equity improved from 14.93% last year to 15.80% this year.

Dividends increase.

Total dividends paid in 2001 were $4.8 million or $0.76 per share, a 15% increase over 2000. The dividend payout ratio was 40%.

Welcome to the 2001 Annual Report.

It has been a successful year for PennRock Financial Services Corp. and its subsidiaries. As times change, so do the needs of our customers. Every customer, personal or business, has individual needs and should be treated with personal care. We are committed to providing quality products for each customer while maintaining a high level of service. Please join us as we reflect on a few of PennRock's many "success stories."



PennRock Financial Services Corp.

Board of Directors

Irving E. Bressler
President, Bressler Auto Specialties, Inc.
Sandra J. Bricker
President, The Bricker Group
Lewis M. Good
Owner, Original Good's Potato Chips
Norman Hahn
Chief Executive Officer,
Conestoga Wood Specialties, Inc.
Elton Horning
Auctioneer/Owner,
Elton Horning Farm Agency
Aaron Kurtz
President, Ludwig Office Furniture, Inc.
Melvin Pankuch
President and Chief Executive Officer,
Blue Ball National Bank
Robert L. Spotts
Retired
Dale M. Weaver
Partner, D& L Partners
Glenn H. Weaver
Partner, R & G Associates
Robert K. Weaver
Area Director, Eastern Pennsylvania,
Joni and Friends

Executive Officers

Norman Hahn
Chairman,
PennRock Financial Services Corp.;
Chairman, Blue Ball National Bank

Glenn H. Weaver
President,
PennRock Financial Services Corp.

Robert K. Weaver
Secretary,
PennRock Financial Services Corp.;
Secretary, Blue Ball National Bank

Melvin Pankuch
Executive Vice President and
Chief Executive Officer,
PennRock Financial Services Corp.;
President and Chief Executive Officer,
Blue Ball National Bank

George B. Crisp
Vice President and Treasurer,
PennRock Financial Services Corp.;
Senior Vice President – Operations
and Chief Financial Officer,
Blue Ball National Bank

Michael H. Peuler
Senior Vice President –
Financial Services,
Blue Ball National Bank;
President and Chief Executive Officer,
The National Advisory Group, Inc.

Joseph C. Spada
Senior Vice President –
Banking Sales/Service,
Blue Ball National Bank

Market Information

The price of PennRock's common stock ranged from $12.98 to $22.25 in 2001 and from $12.86 to $16.67 in 2000. The book value per share was $12.43 as of December 31, 2001, and $11.65 as of December 31, 2000.

Annual Meeting

The Annual Meeting of Shareholders will be held on April 23, 2002, at 10 a.m. at Yoder's Restaurant, 14 South Tower Road, New Holland, Pa.

Market for Stock

PennRock's common stock currently trades on the Nasdaq National Market under the symbol PRFS. The following broker/dealers are primary market-makers in our stock:

F. J. Morrissey & Company, Inc.
800 842-8928

Ferris, Baker Watts, Inc.
800 638-7411

RBC Dain Rauscher
800 456-9234

Janney Montgomery Scott, Inc.
717 293-4100

We're especially proud.

Bank Enterprise Award.

We were awarded this prestigious award from the U.S. Treasury for our involvement with the Community First Fund, a fund created to assist entrepreneurs and small businesses in distressed communities.



Loyal service.

At the bank's annual service award banquet, we recognized those employees whose dedication and loyalty have made possible all of these highlights. At the dinner, 18 employees received 5-year certificates, six received 10-year certificates, and five received 15-year certificates. Special recognition was given to Roxie Brubaker and Arlene Kurtz for 20 years of service; to Viki Eberly and Sandi Styer for 25 years of service; and to Betty Brubaker, Whitey Brubaker, and Ruth Reifsnyder for 30 years of service.

The National Advisory Group, Inc.

Welcome.

In March of 2001, PennRock acquired The National Advisory Group, Inc., a retirement and investment plans advisor that focuses on the mid-size market in Pennsylvania, New Jersey, and Delaware. The National Advisory Group expands the range of investment services to PennRock customers.

Record revenue.

The National Advisory Group recorded revenue of $2 million since the date of acquisition, and ended the year with approximately $116 million assets under management.

More services.

With the addition of The National Advisory Group, we can now install a mirrored computer system link to offer security and additional cross-selling opportunities such as asset management, lending, deposit accounts, and custody services. This acquisition allows us to implement and install specialized software to assist clients with 401(k) plan administration.

History of performance.



(In thousands)
Net income
7,760
9,615
10,910
9,546
12,067
1997
1998
1999
2000
2001



(In thousands)
2,970
3,625
3,697
5,168
4,791
1997
1998
1999
2000
2001

Net interest margin improves.
Although both interest income and interest expense declined in 2001, total interest expense dropped 13% during the year while interest income decreased 3%.



Core deposits grow. ***Our core deposits grew $90 million during 2001. Checking, savings, and money market accounts (core deposits) carry relatively lower interest rates compared with time deposits. During 2001, core deposits grew from 34% of total deposits to 57% of total deposits.***

Non-performing loans decrease.
In 2001, non-performing loans decreased from $4.2 million to $1.2 million. As a percentage of total loans, non-performing loans declined from 0.85% to 0.21%. The allowance for loan losses as a percentage of non-performing loans improved from 141% in 2000 to 622% in 2001. Net charge-offs as a percentage of loans declined from 0.52% in 2000 to 0.05% in 2001.



(In thousands)
Loans
382,647
407,930
461,179
501,150
558,369
1997
1998
1999
2000
2001
(In thousands)
649,089
730,531
842,446
910,950
948,938
1997
1998
1999
2000
2001



(In thousands)
5,105
5,087
6,159
7,315
11,030
1997
1998
1999
2000
2001

Innovative services.

CD-ROM Account Organizer.
This innovative CD-ROM gives customers the capability to interact with their account information. The *Lancaster New Era* and the *Central Penn Business Journal* were impressed enough to write features about it.

Preferred CD rates.
We've started to reward both our checking and money market customers with higher CD rates.

Branch Internet kiosks.
We introduced Internet kiosks at our two new community offices. They offer on-site online banking and are used as an educational tool for customers. We'll begin expanding this service in 2002.

The Relationship Benefit.
Now there's free checking for customers who maintain a $10,000 balance in any combination of deposit accounts.



BLUE BALL™
National Bank

Expanded cash management services.

Innovative services include check imaging that allows online viewing of checks and deposit slips.



Your Choice CD.
Our response to declining interest rates. This CD combines an attractive long-term rate with the opportunity to improve your yield when rates go up.

Community-minded.


BLUE BALL

Blue Ball National Bank was the Center Stage Sponsor for the New Year's Eve Countdown Lancaster celebration, as well as:

Lectures.
Is benefactor for the Junior League of Reading's Town Hall Lecture Series.

Appreciation.
Held our 13th Annual Emergency Services Appreciation program for the fire and EMS departments in our area.

Continuing education.
Hosted our 19th Annual Agriculture Seminar.

We're growing.

More loans.
Outstanding loans at the bank rose 12.3%, with most growth occurring in commercial loans and mortgages.

The National Advisory Group.

Acquired on March 19, 2001. With over $100 million in assets under management, National fits with our strategic plan to generate new sources of fee-based income. Total non-interest income in 2001 (excluding security gains) increased 65% over 2000.

Online banking expands.

The number of online banking customers has increased in 2001 from 1,995 to 3,324. The amount of online banking activity has also increased, from 20,693 monthly online transactions to 31,629 transactions.

www.bbnb.com

Financial Services Division shows continued growth.

Revenues increase.

Financial Services recorded revenue of $1.5 million for 2001, a 6.3% increase from the previous year, while assets under management increased to $279 million.

Now offering The Dresher Family of Funds.

The Financial Services Division is now providing custody of asset services for The Dresher Family of Funds, a mutual fund managed by National Financial Advisors, a subsidiary of The National Advisory Group, Inc.



To our stockholders, customers, and friends.

This past year was memorable for many reasons. It was certainly a difficult year for our country. We entered our first recession in 10 years, made worse by the terrible events of September 11. In an effort to stimulate the economy, the Fed lowered interest rates to their lowest point in 40 years. While stocks in general were down for the year, particularly hard hit were the manufacturing and technology sectors. The travel industry suffered. Many of the "dot-coms," the darlings of Wall Street two years ago, completely disappeared in 2001. Unemployment rates climbed to their highest level in seven years. Then there was the anthrax scare, which made us all apprehensive about our trips to the mailbox. We declared war on terrorism and suddenly the budget surplus has become a budget deficit once again.

Yet despite these obstacles, we have proven our resiliency. Patriotic pride soared after the attacks of September 11. The outpouring of support for the victims of the attack was inspiring. Emergency services personnel gained new respect. Definite signs of economic recovery were emerging by the end of the fourth quarter. Inflation appears dormant. Energy prices have tumbled. We move onward and, hopefully, upward.

This past year was a successful one for PennRock. In March 2001, we purchased The National Advisory Group, Inc., our first acquisition since we formed the holding company. Our income topped $12 million, setting a new record. Every profitability ratio we measure increased from the prior year. Our net interest margins increased, the returns on average assets and equity improved, non-performing loans declined, our stock price increased over 60%, and our price-to-earnings ratio moved higher. We opened our 16th and 17th community offices with two very successful open-house celebrations. We continue to leverage our investment in technology to introduce new and innovative products and services to our customers, as well as to improve our own internal operating efficiency and productivity. We believe we are well positioned to continue in 2002 the successes we realized in 2001.

Following are some highlights of the events and operating results of last year. As always, we thank you for your support and we welcome your comments and suggestions at any time.

Very truly yours,

Glenn H. Weaver

Melvin Pankuch

Norman Hahn



Our employees have confidence in how their accounts are managed.



Confidence.

In 1919, my great-grandfather founded the Stockwell Rubber Company in Philadelphia as a distributor of industrial hoses and belts. Today we produce specialized rubber parts for high-tech manufacturers in the information technology, medical, and telecommunications industries.

We have a number of employees who are close to retirement and, with the uncertainties of today's investment markets, it's critical that we have a very capable administrator looking after our 401(k) plans.

The people at The National Advisory Group have been handling our 401(k) accounts for over 10 years. Since PennRock Financial Services acquired National, David Butterworth has been our primary contact, and he's making sure that the investments are actively managed and adjusted to maximize the return. Just as importantly, he's doing a great job communicating with our employees so that they understand and have confidence in how their accounts are being managed.

Stockwell Rubber Company, Inc.
Bill Stockwell, President.

Wide-ranging.

We make specialized electronic imaging and display tubes for customers all over the world, and recently needed to quadruple the size of our Birdsboro plant. When our previous bank kept delaying the construction loan, our parent company threatened to move us to another state. Not wanting Berks County to lose Teltron as an employer, we applied to other banks. John Pergolin of Blue Ball National Bank approved our construction loan within two weeks. That's why we moved all of our banking to them. Now they're handling electronic transfers from the government and other customers worldwide.

We've come a long way since the 1960s, when I worked at the RCA television tube plant in Lancaster. I'd developed a process for rejuvenating used TV camera tubes, and RCA wasn't interested – so I left and began recycling tubes in my basement in Pottstown. Since then, Teltron tubes have been used on the Gemini and Apollo space flights, and are the eyes for the Mariner and Viking space probes. For the military, our sensors guide missiles and allow pilots to detect what's happening on the ground. And our newest infrared sensors let a doctor see inside your body.

A worldwide business like ours needs world-class bankers. And we're thankful to have Blue Ball National Bank on our team.

Teltron Technologies, Inc.
COO Art Mengel
and his son Edward "Tucker" Mengel,
Director of Engineering.

Now they're handling electronic transfers from all over the world.

We wanted a bank that knew the local markets.

Local. *yet*

I had been working here in New Holland for Victor F. Weaver, Inc., the chicken processors, for many years. When Tyson Foods purchased Weaver's in 1989, they weren't interested in the two retail outlet stores. My wife, Dorothy, and I decided to buy them and go into business for ourselves.

We named them Amelia's Grocery Outlets (that's Dorothy's middle name) and stocked them with well-known brands we buy directly from the manufacturers. We've had our personal accounts at Blue Ball National Bank for over 50 years, and because we wanted a bank that knew the local markets, we went to them to finance our third outlet. Vinod Kanabar has worked with us since the beginning, and we meet regularly with him and Joe Spada to keep them up-to-date on our progress and future plans.

We're a real family company. I'm the president; Dorothy's the corporate secretary; and our son, Mike, and son-in-law, Jeff, run the day-to-day business. We now have seven outlets, in eastern Lancaster, Rohrerstown, Gap, New Holland, Manheim, Coatesville, and Reading. And I don't mind saying that we wouldn't be where we are today without the local support and involvement of Blue Ball National Bank.

Amelia's Grocery Outlets
Mel and Dorothy Mitchell with their grandchildren Mitchell, Justin, Ryan, and Allison.

Jasmine.

High-tech.

When I started selling insurance with my dad in Lancaster, it was a lot of paperwork. Today I run a nationwide insurance brokerage firm headquartered in Wyomissing with branches in Pennsylvania, Maryland, New Jersey, Florida, and Oregon ... and electronic communication has replaced a lot of that paper.

Instant communication is essential to us. In 2000, we ranked 57th among the nation's brokerage firms. Our clients are individuals and businesses for whom we secure insurance coverage for everything from automobiles to yachts to corporate jets, from homes to hotels to health care.

We went with Blue Ball National Bank in 1995. Our previous bank had been acquired by one from out of state, and I needed the kind of personal and innovative support I could get only from a bank that was locally managed, but with the high-tech capability to apply electronic banking to my business.

Greg Kline and the staff at the bank were willing to take on the challenge to set up a system to pay health insurance claims via the Internet. Today we are processing $850 million a year in claims through the system they developed with us. And we have the advantage of using the CD-ROM Account Organizer from Blue Ball National Bank to view all our account details.

The Loomis Company
Jim Loomis,
President and CEO.

They have the high-tech capability to apply electronic banking to my business.

They came to our home to work out the details.



Personal. yet

There's a branch of Blue Ball National Bank just down the road from us in Leola, where we had opened savings accounts for our three children and a money market account for ourselves. One day, we were surprised to find one of my paintings on the lobby wall.

I had begun taking watercolor lessons about 12 years ago and eventually began exhibiting at art shows. People liked my paintings enough to buy them, and my husband, Terry, encouraged me to have lithographs made so that I could sell less expensive prints, too.

After selling the firm he'd owned for 16 years, Terry began promoting my artwork, and when sales really started growing, he decided to become my business manager. We bought a digital printer, which let us make excellent prints in smaller quantities, and began going to art shows as far away as Massachusetts and Virginia. When we needed a commercial credit card account to let people charge their purchase at a show, Terry checked with several banks and, as it turned out, our neighbors at Blue Ball National Bank had the best deal. They came to our home to work out the details, and we were all set.

Working with them has been a real delight, and our branch has even bought more of my paintings to decorate their offices.

Swartz Associates, LLC
Terry and Julia Swartz with a portrait of their daughter, Amber.

Innovative.

When an "out-of-town" bank bought out the local bank I'd been working with, I decided I didn't want to deal with people who didn't know me. I wanted to be able to sit down with them face-to-face and kick around some new ideas. And since the headquarters for Blue Ball National Bank is just a couple of miles from here, I went with them. Lew Gable handles my operating accounts, and Michael Peuler oversees my employee profit-sharing plan. Not only do they understand livestock farming, which gives them a real advantage in dealing with my business, they're always coming up with new ways of doing things. And from what I can tell, they're always on top of the latest banking technology.

We design and build Harvestore® forage and grain structures and Slurrystore® Systems for livestock waste management. I joined the company in 1969 and bought it in 1984. And I'm proud to say that we're now the biggest independent dealer for these systems in the U.S., even though we serve farmers just in the Northeast.

I've been approached by other banks, but Blue Ball National Bank has everything I need.

Penn Jersey Products, Inc.
Frank Possessky, President.

They're always on top of the latest technology.

Traditional. yet

A few years after buying the Queen City Family Restaurant in Reading in 1990, I was looking for a bank to refinance it. A friend named Ralph Graffius, who ran a day care center my children went to and who often ate at my restaurant, said I should talk to Blue Ball National Bank. He had financed his business with them, and recommended them to everyone he knew.

Jim Oswald worked out the refinancing for me. Since then I've bought three more Family Restaurants — in Wyomissing, Heidelberg, and Reading — and Blue Ball National Bank has worked with me every step of the way. I've gotten to know a lot of the people there, and they really care about my business. Not only do they now carry the cash accounts for each restaurant, I've bought some other real estate properties through their Financial Services Division.

These are very caring people, and if it wasn't for their help, I might not have been able to grow as successfully as I have.

Queen City Family Restaurant
Steve Elmarzouky, Owner.

I've gotten to know a lot of the people there, and they really care about my business.



Up-to-the-minute.

A.R.T. Research Enterprises, Inc.
Partners Becky Ault and Mike Cunningham with The Cat in the Hat.™

Just as we began our latest plant expansion, the bank we'd been with seemed to lose interest. Our attorney and accountant both recommended Blue Ball National Bank. We met with John Montgomery and were impressed with his interest and sincerity. Not only did they give us the loan we needed, we gave them our sizeable account.

Keeping up with the growth in our business is crucial to us. We started out 25 years ago in Ohio as conservators of public sculpture. We decided to move to the East Coast, and located in Lancaster County because of its close proximity to the art centers of New York City, Washington, and Philadelphia — plus we loved the energy of Lancaster.

Most of our growth has come from our reputation as producers of quality public art. This includes working with international architect Santiago Calatrava, the American Museum of Natural History, the New York Times, the Springfield Library & Museums, and sports organizations like the Philadelphia Phillies and Detroit Tigers.

With our growth, we need a bank that will partner with us and our vision. John Montgomery said, "You can call me anytime," and he has lived up to that promise, staying up-to-the-minute with us as we develop our plans for the future.

Statue created by Lark Grey Dimond-Cates. Part of the collection of the Springfield Library & Museums Association, Springfield, Mass.

Keeping up with the growth in our business is crucial to us.

The Parkesburg, Chester County, branch is moving to the West Sadsbury Commons shopping center. It's slated for completion the second quarter of 2002.


Temple
Reading
Harrisburg
Spring Township
Mount Penn
Kenhorst
Adamstown
Terre Hill
Ephrata
Fairmount
Lititz Pike
New Holland
Morgantown
Dresher
Honey Brook
Rohrerstown
Leola
Blue Ball
Philadelphia
West Sadsbury Commons
Lancaster
Gap
Parkesburg
York
Bank Offices
PennRock Headquarters
National Advisory Group
New office opening spring 2002





Our new branches in Mount Penn, Berks County (left), and in Ephrata, Lancaster County. Although open for less than six months, deposits at these branches totaled nearly $18 million by year end.

For more information call:
800 346-3437.

Or visit us at **www.bbnb.com** and **www.national-advisory.com**.

ARS
P.E. 12/31/01

PENNROCK
FINANCIAL SERVICES
CORP.



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 10-K

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2001

Or

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______________ to ______________

Commission file number 0-15040

PENNROCK FINANCIAL SERVICES CORP.

(Exact name of registrant as specified in its charter)

PENNSYLVANIA	23-2400021
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification Number)
1060 Main Street Blue Ball, Pennsylvania	17506
(Address of principal executive offices)	(Zip code)

Registrant's telephone number, including area code (717) 354-4541

Securities registered pursuant to Section 12(b) of the Act:
None

Securities registered pursuant to Section 12(g) of the Act:

Common Stock, Par Value $2.50 per share
(Title of class)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for shorter periods that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes [X] No [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K [X]

The aggregate market value of the shares of Common Stock of the Registrant held by non-affiliates of the Registrant as of February 14, 2002 was approximately $141.1 million.

As of February 14, 2002, there were 6,326,040 shares of Common Stock, Par Value $2.50 Per Share, outstanding.

DOCUMENTS INCORPORATED BY REFERENCE:

The Registrant's definitive Proxy Statement to be used in connection with the Annual Stockholders Meeting to be held April 23, 2002, is incorporated by reference in partial response to Part III of this report.

TABLE OF CONTENTS

		PAGE
PART I		
Item 1.	Business	3
Item 2.	Properties	8
Item 3.	Legal Proceedings	8
Item 3A	Executive Officers of the Registrant	9
Item 4.	Submission of Matters to a Vote of Security Holders	9
PART II		
Item 5.	Market for Registrant's Common Equity and Related Stockholder Matters	10
Item 6.	Selected Financial Data	11
Item 7.	Management's Discussion and Analysis of Financial Condition and Results of Operations	12
Item 7A.	Quantitative and Qualitative Disclosures about Market Risk	26
Item 8.	Financial Statements and Supplementary Data	29
Item 9.	Changes in and Disagreements with Accountants on Accounting and Financial Disclosures	53
PART III		
Item 10.	Directors and Executive Officers of the Registrant	54
Item 11.	Executive Compensation	54
Item 12.	Security Ownership of Certain Beneficial Owners and Management	54
Item 13.	Certain Relationships and Related Transactions	54
PART IV		
Item 14.	Exhibits, Financial Statement Schedules and Reports on Form 8-K	55
SIGNATURES		56

FORWARD LOOKING STATEMENTS

In our Annual Report, we may include certain forward looking statements relating to such matters as anticipated financial performance, business prospects, technological developments, new products and similar matters. The Private Securities Litigation Reform Act of 1995 provides a safe harbor for forward-looking statements. In order to comply with the terms of the safe harbor, we must inform you that a variety of factors could cause PennRock's actual results and experiences to differ materially from the anticipated results or other expectations expressed in these forward looking statements. Our ability to predict the results or the effect of future plans and strategies is inherently uncertain. The risks and uncertainties that may affect the operations, performance, development and results of PennRock's business include:

- Changes in market interest rates;
- Local and national economic trends and conditions;
- Competition for products and services among community, regional and national financial institutions;
- New services and product offerings by competitors;
- Changes in customer preferences;
- Changes in technology;
- Legislative and regulatory changes;
- Delinquency rates on loans;
- Changes in accounting principles, policies or guidelines;

You should consider these factors in evaluating any forward-looking statements and not place undue reliance on such statements. We are not obligated to publicly update any forward looking statements we may make in this Annual Report to reflect the impact of subsequent events.

PART I

ITEM 1. BUSINESS

PennRock Financial Services Corp.

PennRock Financial Services Corp. ("PennRock" or the "Registrant") is a Pennsylvania business corporation organized on March 5, 1986. It became a bank holding company when it acquired all of the common stock of Blue Ball National Bank (the "Bank") on August 1, 1986. Effective November 6, 2000, PennRock became a financial holding company as provided by the Gramm-Leach-Bliley Act of 1999.

PennRock is a financial holding company that operates through its subsidiaries to deliver financial and related services to its customers. PennRock's primary function is to direct the policies and coordinate the financial resources of its subsidiaries as well as provide various advisory services. PennRock primarily obtains the cash necessary to pay dividends to stockholders from the dividends paid to it by its subsidiaries.

PennRock is a registered bank holding company under the Bank Holding Company Act of 1956, as amended. It is also subject to regulation by the Federal Reserve Board and by the Pennsylvania Department of Banking.

Blue Ball National Bank

Blue Ball National Bank began operations in 1906. The Bank provides a full range of general commercial and retail banking services to its customers, including several types of checking and savings accounts, certificates of deposit, and commercial, consumer and mortgage loans through 17 full service community offices in Lancaster, Berks and Chester Counties in southeastern and south-central Pennsylvania. The Bank also provides personal and corporate trust and agency services to individuals, corporations and others, including trust investment accounts, investment advisory services, mutual funds, estate planning, and management and administration of pension and profit sharing plans.

Commercial lending services provided by the Bank include short and medium term loans, revolving credit loans, letters and lines of credit, real estate mortgage and construction loans and agricultural loans. Consumer lending services include various types of secured and unsecured loans including installment loans, home equity loans and overdraft protection lines of credit. Residential mortgage loans are offered in a wide variety of types including fixed and adjustable-rate loans. The Bank's underwriting guidelines conform to Fannie Mae and Federal Home Loan Mortgage Corporation ("FHLMC") guidelines. The Bank sells most of the conforming fixed-rate residential mortgage loans it originates to either Fannie Mae or FHLMC in the secondary market but retains the servicing. The Bank's business is not considered seasonal.

PennRock Insurance Group, Inc.

PennRock Insurance Group, Inc. ("PIGI") is a Pennsylvania corporation formed as a wholly owned subsidiary of Blue Ball National Bank on September 22, 1998. PIGI is an insurance agency organized for the sale of annuities and other types of insurance.

The National Advisory Group, Inc.

PennRock acquired The National Advisory Group, Inc. ("National") on March 19, 2001. National, established in 1984, is the parent company for four corporations: National Actuarial Consultants, Ltd. which provides consulting, actuarial and administrative services to retirement and employee benefit plans; National Financial Advisors, Inc. which offers investment, advisory and asset management services to retirement plan sponsors and participants, and serves as an investment advisor to the Dresher Family of Funds; NFA Brokerage Services, Inc. which is a mutual-funds-only broker dealer; and National Shareholder Services, Inc. which provides transfer agency services for the Dresher Family of Funds. The Dresher Family of Funds is an open-end diversified management investment company (mutual fund) which consists of two portfolios: The Dresher Comprehensive Growth Fund and The Dresher Classic Retirement Fund.

Employees

PennRock has no employees. At year-end 2001, the Bank and PIGI employed 262 full-time and 70 part-time employees and National employed 22 full-time and 3 part-time employees.

Competition

Blue Ball National Bank originates most of its loans to, and accepts most of its deposits from, residents and businesses located in southeastern and south-central Pennsylvania, primarily Lancaster, Berks and Chester Counties. The financial services industry in the Bank's service area continues to be extremely competitive, both among commercial banks and other financial service providers such as consumer finance companies, thrifts, investment companies, mutual funds and credit unions. Mortgage banking firms, insurance companies, brokerage companies, financial affiliates of commercial companies, and government agencies also provide competition for loans and other financial services. Some of these competitors are considerably larger and have more resources than the Bank. However, the Bank has made a significant investment in technological resources that allows us to offer a wide variety of products and services and enables us to compete with any size financial institution.

Among the most important factors influencing the Bank's ability to compete successfully for new loans and deposits are interest rates, convenience of office locations, and quality of service. We have attempted to differentiate ourselves from other competitors by emphasizing the local and personalized nature of our services. In an effort to make our community offices more convenient to our existing and potential customers, the Bank has, on average, added one new office per year over the past ten years. We added two offices in 2001.

The National Advisory Group, Inc., located in Dresher, Montgomery County, Pennsylvania, through its subsidiaries, offers asset management and retirement plan administration services throughout southeastern Pennsylvania, New Jersey and Delaware. Numerous financial institutions, accounting and law firms, as well as other corporations offer similar services as those provided by National in the greater Philadelphia metropolitan area.

PennRock is not dependent upon a single customer or a small number of customers, the loss of which would have a materially adverse effect upon PennRock or its subsidiaries.

Supervision and Regulation

General

PennRock is registered as a bank holding company and is subject to supervision and regulation by the Board of Governors of the Federal Reserve System under the Bank Holding Act of 1956, as amended. PennRock has also made an effective election to be treated as a "financial holding company." Financial holding companies are bank holding companies that meet certain minimum capital and other standards and are therefore entitled to engage in financially related activities on an expedited basis; see further discussion below. As a financial holding company, PennRock's activities and those of its bank subsidiary are limited to the business of banking activities closely related or incidental to banking, and activities that have been determined by statute or the Federal Reserve Board to be financial in nature. Bank holding companies are required to file periodic reports with and are subject to examination by the Federal Reserve Board. The Federal Reserve Board has issued regulations under the Bank Holding Company Act that require a bank holding company to serve as a source of financial and managerial strength to its subsidiary banks. As a result, the Federal Reserve Board, pursuant to such regulations, may require PennRock to stand ready to use its resources to provide adequate capital funds to its bank subsidiary during periods of financial stress or adversity.

The Bank Holding Company Act prohibits PennRock from acquiring direct or indirect control of more than 5% of the outstanding shares of any class of voting stock, or substantially all of the assets of, any bank, or from merging or consolidating with another bank holding company, without prior approval of the Federal Reserve Board. Additionally, the Bank Holding Company Act prohibits PennRock from engaging in or from acquiring ownership or control of more than 5% of the outstanding shares of any class of voting stock of any company engaged in a non-banking business, unless such business has been determined by the Federal Reserve Board to be so closely related to banking as to be a proper incident thereto or, for financial holding companies, to be financial in nature or incidental thereto.

As a Pennsylvania bank holding company for purposes of the Pennsylvania Banking Code, PennRock is also subject to regulation and examination by the Pennsylvania Department of Banking.

The Bank is a national bank and a member of the Federal Reserve System, and its deposits are insured (up to applicable limits) by the Federal Deposit Insurance Corporation (the "FDIC"). The Bank is subject to regulation and examination by the Office of the Comptroller of the Currency, and to a much lesser extent, the Federal Reserve Board and the FDIC. The Bank is also subject to requirements and restrictions under federal and state law, including requirements to maintain reserves against deposits, restrictions on the types and amounts of loans that may be granted and the interest that may be charged thereon, and limitations on the types of investments that may be made and the types of services that may be offered. The Community Reinvestment Act requires the Bank to help meet the credit needs of the entire community where the Bank operates, including low and moderate-income neighborhoods. The Bank's rating under the Community Reinvestment Act, assigned by the Comptroller of the Currency pursuant to an examination of the Bank, is important in determining whether the bank may receive approval for, or utilize certain streamlined procedures in applications to engage in new activities. Various consumer laws and regulations also affect the operations of the Bank. In addition to the impact of regulation, commercial banks are affected significantly by the actions of the Federal Reserve Board as it attempts to control the money supply and credit availability in order to influence the economy.

Capital Adequacy Guidelines

Bank holding companies are required to comply with the Federal Reserve Board's risk-based capital guidelines. The required minimum ratio of total capital to risk-weighted assets (including certain off-balance sheet activities, such as standby letters of credit) is 8%. At least half of the total capital is required to be "Tier 1 capital," consisting principally of common shareholders' equity, less certain intangible assets. The remainder ("Tier 2 capital") may consist of certain preferred stock, a limited amount of subordinated debt, certain hybrid capital instruments and other debt securities, and a limited amount of the general loan loss allowance. The risk-based capital guidelines are required to take adequate account of interest rate risk, concentration of credit risk, and risks of nontraditional activities.

In addition to the risk-based capital guidelines, the Federal Reserve Board requires a bank holding company to maintain a leverage ratio of a minimum level of Tier 1 capital (as determined under the risk-based capital guidelines) equal to 3% of average total consolidated assets for those bank holding companies which have the highest regulatory examination ratings and are not contemplating or experiencing significant growth or expansion. All other bank holding companies are required to maintain a ratio of at least 1% to 2% above the stated minimum. The Bank is subject to almost identical capital requirements adopted by the Comptroller's Office.

Prompt Corrective Action Rules

The federal banking agencies have regulations defining the levels at which an insured institution would be considered "well capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized" and "critically undercapitalized." The applicable federal bank regulator for a depository institution could, under certain circumstances, reclassify a "well-capitalized" institution as "adequately capitalized" or require an "adequately capitalized" or "undercapitalized" institution to comply with supervisory actions as if it were in the next lower category. Such a reclassification could be made if the regulatory agency determines that the institution is in an unsafe or unsound condition (which could include unsatisfactory examination ratings). PennRock and the Bank each satisfy the criteria to be classified as "well capitalized" within the meaning of applicable regulations.

Regulatory Restrictions on Dividends

The Bank may not, under the National Bank Act, declare a dividend without approval of the Comptroller of the Currency, unless the dividend to be declared by the Bank's Board of Directors does not exceed the total of: (i) the Bank's net profits for the current year to date, plus (ii) its retained net profits for the preceding two current years, less any required transfers to surplus. In addition, the Bank can only pay dividends to the extent that its retained net profits (including the portion transferred to surplus) exceed its bad debts. The Federal Reserve Board, the Comptroller and the FDIC have formal and informal policies which provide that insured banks and bank holding companies should generally pay dividends only out of current operating earnings, with some exceptions. The Prompt Corrective Action Rules, described above, further limit the ability of banks to pay dividends, because banks that are not classified as well capitalized or adequately capitalized may not pay dividends.

Under these policies and subject to the restrictions applicable to the Bank, the Bank could declare, during 2002, without prior regulatory approval, aggregate dividends of approximately $8.3 million, plus net profits earned to the date of such dividend declaration.

FDIC Insurance Assessments

The FDIC has implemented a risk-related premium schedule for all insured depository institutions that results in the assessment of premiums based on capital and supervisory measures. Under the risk-related premium schedule, the FDIC assigns, on a semiannual basis, each depository institution to one of three capital groups (well-capitalized, adequately capitalized or undercapitalized) and further assigns such institution to one of three subgroups within a capital group. The institution's subgroup assignment is based upon the FDIC's judgment of the institution's strength in light of supervisory evaluations, including examination reports, statistical analyses and other information relevant to measuring the risk posed by the institution. Only institutions with a total capital to risk-adjusted assets ratio of 10% or greater, a Tier 1 capital to risk-based assets ratio of 6% or greater, and a Tier 1 leverage ratio of 5% or greater, are assigned to the well-capitalized group. As of December 31, 2001, the Bank was well capitalized for purposes of calculating insurance assessments.

The Bank Insurance Fund is presently fully funded at more than the minimum amount required by law. Accordingly, the 2002 Bank Insurance Fund assessment rates range from zero for those institutions with the least risk, to $0.027 for every $100 of insured deposits for institutions deemed to have the highest risk. The Bank is in the category of institutions that presently pay nothing for deposit insurance. The FDIC adjusts the rates every six months. The FDIC has indicated that it is possible that all banks will again be required to pay deposit insurance premiums in the future if the current trend of the size of the insurance funds relative to all insured deposits continues.

While the Bank presently pays no premiums for deposit insurance, it is subject to assessments to pay the interest on Financing Corporation bonds. The Financing Corporation was created by Congress to issue bonds to finance the resolution of failed thrift institutions. The FDIC sets the Financing Corporation assessment rate every quarter. The Financing Corporation assessment for the Bank (and all other banks and savings institutions) for the first quarter of 2002 is an annual rate of $.0182 for each $100 of deposits.

New Legislation

Landmark legislation in the financial services area was signed into law on November 12, 1999. The Gramm-Leach-Bliley Act dramatically changes certain banking laws that have been in effect since the early part of the 20th century. The most radical changes are that the separation between banking and the securities businesses mandated by the Glass-Steagall Act has now been removed, and the provisions of any state law that prohibits affiliation between banking and insurance entities have been preempted. Accordingly, the new legislation now permits firms engaged in underwriting and dealing in securities, and insurance companies, to own banking entities, and permits bank holding companies (and in some cases, banks) to own securities firms and insurance companies. The provisions of federal law that preclude banking entities from engaging in non-financially related activities, such as manufacturing, have not been changed. For example, a manufacturing company cannot own a bank and become a bank holding company, and a bank holding company cannot own a subsidiary that is not engaged in financial activities, as defined by the regulators.

The new legislation creates a new category of bank holding company called a "financial holding company." In order to avail itself of the expanded financial activities permitted under the new law, a bank holding company must notify the Federal Reserve that it elects to be a financial holding company. A bank holding can make this election if it, and all its bank subsidiaries, are well capitalized, well managed, and have at least a satisfactory Community Reinvestment Act rating, each in accordance with the definitions prescribed by the Federal Reserve and the regulators of the subsidiary banks. Once a bank holding company makes such an election, and provided that the Federal Reserve does not object to such election by such bank holding company, the financial holding company may engage in financial activities (such as securities underwriting, insurance underwriting, and certain other activities that are financial in nature as to be determined by the Federal Reserve) by simply giving a notice to the Federal reserve within thirty days after beginning such business or acquiring a company engaged in such business. This makes the regulatory approval process to engage in financial activities much more streamlined than it was under prior law.

The new law also permits certain financial activities to be undertaken by a subsidiary of a national bank. As the Bank is a national bank, some of these provisions apply directly to the Bank. Generally, for financial activities that are conducted as a principal, such as an underwriter or dealer of securities holding an inventory, a national bank must be one of the 100 largest national banks in the United States and have its debt be rated investment grade. Because the Bank is not one of the 100 largest national banks in the United States, it is not authorized under the new law to conduct these financial activities as a principal. However, the Bank may own a securities broker or an insurance agency and certain other financial agency entities under the new law. Under prior law, national banks could only own an insurance agency if it was located in a town of fewer than 5,000 residents, or under certain other conditions. Under the new law, there is no longer any restriction on where the insurance agency subsidiary of a national bank is located or does business.

In addition to the foregoing provisions of the new law that make major changes to the federal banking laws, the new legislation also makes a number of additions and revisions to numerous federal laws that affect the business of banking. For example, there is now a federal law on privacy with respect to customer information held by banks. The federal banking regulators have adopted rules implementing the new law regarding privacy for customer information. Banks must establish a disclosure policy for non-public customer information, disclose the policy to their customers, and give their customers the opportunity to object to non-public information being disclosed to a third party. Also, the Community Reinvestment Act has been amended by the new law to provide that small banks (those under $250 million in assets) that previously received an "outstanding" on their last CRA exam will not have to undergo another CRA exam for five years, or for four years if their last exam was "satisfactory." In addition, any CRA agreement entered into between a bank and a community group must be disclosed, with both the bank and the group receiving any grants from the bank detailing the amount of funding provided and what it was used for. The new law also requires a bank's policy on fees for transactions at ATM machines by non-customers to be conspicuously posted on the ATM. A number of other provisions affecting other general regulatory requirements for banking institutions were also adopted.

In October 2001, the President signed into law the USA PATRIOT Act. This Act was in direct response to the terrorist attacks on September 11, 2001, and strengthens the anti-money laundering provisions of the Bank Secrecy Act. Most of the new provisions added by the Act apply to accounts at or held by foreign banks, or accounts of or transactions with foreign entities. The Bank does not have a significant foreign business and does not expect this Act to materially affect its operations. The Act does, however, require the banking regulators to consider a bank's record of compliance under the Bank Secrecy Act in acting on any application filed by a bank. As the Bank is subject to the provisions of the Bank Secrecy Act (the reporting of cash transactions in excess of $10,000), the Bank's record of compliance in this area will be an additional factor in any applications filed by it in the future. To the Bank's knowledge, its record of compliance in this area is satisfactory.

Separately from the legislation discussed above, Congress is often considering some financial industry legislation. PennRock cannot predict how any new legislation, or new rules adopted by the federal banking agencies, may affect its business in the future.

Foreign Operations

PennRock does not depend on foreign sources for funds, nor does PennRock make foreign loans.

Statistical Disclosure by Bank Holding Companies

The required Statistical Information for Item 1 can be found in Item 6, "Selected Financial Data," Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Item 8, "Financial Statements and Supplementary Data," of this Annual Report.

ITEM 2. PROPERTIES

PennRock Financial Services Corp.

PennRock's headquarters are located at the main office of Blue Ball National Bank located at 1060 Main Street, Blue Ball, Pennsylvania. PennRock owns no real estate.

Blue Ball National Bank

The principal executive office and main banking office is located in Blue Ball, Pennsylvania. An operations center, also located in Blue Ball, Pennsylvania, accommodates the Bank's data processing, accounting, human resource, and loan and deposit operations departments. These and 15 of the Bank's full service community offices are owned free and clear of any indebtedness. The land on which five of the branch offices are located is leased. The net book value of the Bank's premises and equipment as of December 31, 2001 is $14.4 million.

The National Advisory Group, Inc.

National's offices are located in Dresher, Pennsylvania. All real estate is leased. The net book value of National's furniture and equipment is $72,000.

ITEM 3. LEGAL PROCEEDINGS

Various legal actions or proceedings are pending involving PennRock or its subsidiaries. Management believes that the aggregate liability or loss, if any, will not be material.

ITEM 3A. EXECUTIVE OFFICERS OF THE REGISTRANT

The names, ages and positions of all of the executive officers of PennRock as of February 14, 2002, are listed below, along with the positions with PennRock and Blue Ball National Bank held by each of them during the past five years. The Board of Directors elects officers annually.

NAME	AGE	POSITION AND EXPERIENCE DURING PAST 5 YEARS
Norman Hahn	65	PennRock Financial Services Corp.: Chairman of the Board (January 1991 to date) Blue Ball National Bank: Chairman of the Board (January 1991 to date)
Glenn H. Weaver	67	PennRock Financial Services Corp.: President (April 1989 to date)
Robert K. Weaver	53	PennRock Financial Services Corp.: Secretary (March 1986 to date) Blue Ball National Bank: Secretary (1977 to date)
Melvin Pankuch	62	PennRock Financial Services Corp.: Executive Vice President and Chief Executive Officer (April 1989 to date) Blue Ball National Bank: President and Chief Executive Officer (April 1988 to date)
George B. Crisp	54	PennRock Financial Services Corp.: Vice President and Treasurer (April 1989 to date) Blue Ball National Bank: Senior Vice President – Operations (July 1993 to date) Chief Financial Officer (July 1987 to date)
Joseph C. Spada	51	Blue Ball National Bank: Senior Vice President – Banking Sales/Service (July 1993 to date)
Michael H. Peuler	51	Blue Ball National Bank: Senior Vice President – Financial Services (April 1995 to date) Vice President – Financial Services (June 1993 to April 1995) The National Advisory Group, Inc. President and Chief Executive Officer (March 2001 to date)

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

No matter was submitted to a vote of security holders, through the solicitation of proxies or otherwise, during the 4th quarter of 2001.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

PennRock's common stock trades on the Nasdaq National Market. The price of PennRock's stock ranged from $12.98 to $22.25 in 2001 and closed the year at $22.24. The price ranged from $12.86 to $16.67 in 2000 and closed the year at $13.34. The book value per share was $12.43 as of December 31, 2001 and $11.65 as of December 31, 2000. All per share data have been restated for the 5% stock dividend declared in 2001. The prices listed below represent the high, low and quarter ending prices for stock trades reported during each quarter.

	High	Low	Quarter End	Per Share Dividend
2001				
First quarter	$15.24	$12.98	$14.52	$0.18
Second quarter	19.52	14.29	19.29	0.18
Third quarter	23.00	17.90	22.19	0.19
Fourth quarter	22.25	20.31	22.24	0.21
2000				
First quarter	$16.67	$15.00	$15.71	$0.16
Second quarter	15.50	13.57	14.17	0.16
Third quarter	15.71	14.52	14.52	0.16
Fourth quarter	14.76	12.86	13.34	0.18

PennRock maintains a Dividend Reinvestment Plan for eligible shareholders who elect to participate in the Plan. A copy of the Prospectus for this Plan may be obtained by writing to:

Glenn H. Weaver, President
PennRock Financial Services Corp.
P.O. Box 580
Blue Ball, PA 17506

ITEM 6. SELECTED FINANCIAL DATA

In thousands, except per share data

	2001	2000	1999	1998	1997
FOR THE YEAR:					
Interest income	$ 62,274	$ 64,234	$ 54,783	$ 50,643	$ 45,618
Interest expense	32,366	37,073	28,137	25,458	21,878
Net interest income	29,908	27,161	26,646	25,185	23,740
Provision for loan losses	1,548	3,076	1,026	1,225	258
Non-interest income	11,030	7,315	6,159	5,087	5,105
Non-interest expense	25,282	20,280	18,566	17,451	16,665
Income from continuing operations, net of tax	12,067	9,546	10,710	9,615	9,315
Loss from discontinued operations, net of tax					(1,555)
Net income	12,067	9,546	10,710	9,615	7,760
Per share:					
Income from continuing operations, net of tax	1.92	1.52	1.71	1.51	1.47
Loss from discontinued operations, net of tax					(.25)
Net income	1.92	1.52	1.71	1.51	1.22
Cash dividends	0.76	0.66	0.59	0.57	0.47
Book value as of year-end	12.43	11.65	9.50	10.61	9.62
Market value as of year-end	22.24	13.34	16.67	22.86	18.34
AS OF YEAR-END:					
Securities	$303,334	$323,556	$309,462	$273,722	$224,408
Loans	558,369	501,140	461,179	407,930	382,647
Earning assets	861,648	845,616	767,828	683,813	604,898
Total assets	948,938	910,950	842,446	730,531	649,089
Total deposits	663,694	682,994	631,415	550,046	492,795
Short-term borrowings	76,754	54,175	53,207	13,780	12,832
Long-term debt	121,000	91,000	90,000	90,700	77,000
Stockholders' equity	78,404	72,598	59,233	66,911	61,267
Full-time equivalent employees	321	276	271	255	238
Number of shares outstanding	6,306,876	6,233,285	6,237,997	6,307,187	6,369,993
SELECTED RATIOS:					
Return on average assets:					
From continuing operations	1.34%	1.09%	1.37%	1.39%	1.54%
From net income	1.34	1.09	1.37	1.39	1.28
Return on average equity:					
From continuing operations	15.80	14.93	16.39	14.86	16.47
From net income	15.80	14.93	16.39	14.86	13.72
Efficiency ratio	59.28	55.90	54.03	53.74	56.59
Net interest margin (tax equivalent)	3.95	3.71	4.02	4.36	4.48
Total capital to average assets	9.21	8.86	9.01	9.96	10.46
Total capital to risk-weighted assets	11.71	12.42	12.80	14.77	14.22
Price to earnings	11.58	8.78	9.81	15.14	15.03
Market to book value	1.79	1.15	1.75	2.15	1.91
Allowance for loan losses to loans	1.30	1.19	1.20	1.20	1.11
Non-performing loans to loans	0.21	0.85	0.43	0.33	0.56
Dividend payout ratio	39.70	43.66	34.52	37.70	38.29

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following section presents management's discussion and analysis of the financial condition and results of operations of PennRock Financial Services Corp., a bank holding company ("PennRock"), its subsidiaries, The National Advisory Group, Inc. ("National") and Blue Ball National Bank ("the Bank"), and the Bank's subsidiary, PennRock Insurance Group, Inc. ("PIGI"). This discussion and analysis should be read in conjunction with the financial statements and other financial data presented elsewhere in this Annual Report. The following discussion is intended to focus on certain financial data that might not otherwise be readily apparent.

Overview

PennRock Financial Services Corp. recorded net income of $12.1 million or $1.92 per share in 2001, an increase of $2.5 million or 26.4% from net income of $9.5 million or $1.52 per share recorded in 2000. Net income was $10.7 million or $1.71 per share in 1999. Return on average assets was 1.34% in 2001, 1.09% in 2000 and 1.37% in 1999. Return on average equity was 15.80% in 2001, 14.93% in 2000 and 16.39% in 1999.

Average earning assets increased $16.5 million or 2.0% during 2001, while average interest bearing liabilities grew $2.5 million or 0.4%. The average yield on earning assets decreased from 8.29% in 2000 to 7.86% in 2001, while the average yield on paying liabilities decreased from 5.19% in 2000 to 4.52% in 2001. PennRock's net interest income on a fully taxable equivalent basis increased $2.5 million or 8.5% during 2001 and $816,000 or 2.8% in 2000. The net interest margin was 4.02% in 1999, 3.71% in 2000 and 3.95% in 2001.

The provision for loan losses decreased from $3.1 million in 2000 to $1.5 million in 2001. The provision for loan losses was $1.0 million in 1999.

Non-interest income from sources other than realized securities gains increased $3.7 million or 64.6% in 2001 compared with an increase of $1.1 million or 24.8% in 2000 and an increase of $765,000 or 19.8% in 1999. In 2001, gross fees totaling $2.0 million were earned from investment management and benefit plan administration services provided by National, acquired by PennRock on March 19, 2001. Service charges on deposit accounts increased $806,000 in 2001. The increase in cash surrender value of Bank Owned Life Insurance ("BOLI") totaled $1.0 million in 2001, $821,000 in 2000 and $451,000 in 1999 is included in other non-interest income.

Non-interest expenses increased $5.0 million or 24.7% in 2001 of which $1.5 million is attributable to National. Non-interest expenses increased $1.7 million or 9.2% in 2000 and $1.1 million or 6.4% in 1999.

Results of Operations

Net Interest Income

Net interest income is the amount by which interest income on loans, investments and other earning assets exceeds interest paid on deposits and other interest bearing liabilities. Net interest income is the primary source of revenue for PennRock. The amount of net interest income is affected by changes in interest rates and the balances of the various types of earning assets and interest bearing liabilities. For comparative purposes, and throughout this discussion unless otherwise noted, net interest income and corresponding yields are shown on a taxable equivalent basis. This adjustment will give effect to the interest earned on tax-exempt loans and investments by an amount equivalent to the federal income taxes, which would have been paid if the income received on these assets were taxable at the statutory rate of 34% for 2001, 2000, and 1999.

Net interest income is the product of the volume of average earning assets and the average rates earned on them, less the volume of average interest bearing liabilities and the average rates paid on them. Table 1 presents average balances, taxable equivalent interest income and expense and rates for PennRock's assets and liabilities.

Table 1 - Average Balances, Rates and Interest Income and Expense Summary
(Taxable equivalent basis)

In thousands	2001			2000			1999		
	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate
ASSETS									
Short-term investments	$ 8,978	$ 374	4.17%	$ 7,407	$ 479	6.47%	$ 4,250	$ 197	4.64%
Mortgages held for sale	2,347	212	9.03	274	27	9.85	2,797	202	7.22
Securities available for sale:									
U.S. Treasury and agency	91,930	6,168	6.71	132,638	9,448	7.12	124,060	8,253	6.65
State and municipal	71,731	5,703	7.95	97,988	8,686	8.86	93,147	7,587	8.15
Other	135,367	8,610	6.36	90,421	6,372	7.05	75,201	4,644	6.18
Total securities available for sale	299,028	20,481	6.85	321,047	24,506	7.63	292,408	20,484	7.01
Loans: (1)									
Mortgage	292,324	24,780	8.48	271,585	22,567	8.31	247,909	20,780	8.38
Commercial	141,685	11,873	8.38	127,203	12,169	9.57	104,876	9,203	8.78
Consumer (2)	82,816	7,281	8.79	83,135	7,417	8.92	76,274	6,547	8.58
Total loans	516,825	43,934	8.50	481,923	42,153	8.75	429,059	36,530	8.51
Total earning assets	827,178	65,001	7.86	810,651	67,165	8.29	728,514	57,413	7.88
Other assets	70,514			65,350			51,122		
Total assets	$897,692		7.24%	$876,001		7.67%	$779,636		7.36%
LIABILITIES AND STOCKHOLDERS' EQUITY									
Interest bearing deposits:									
Demand	$149,441	4,582	3.07%	$139,570	5,207	3.73%	$142,980	5,113	3.58%
Savings	57,548	1,064	1.85	55,457	1,095	1.97	58,412	1,198	2.05
Time	357,190	18,366	5.14	368,803	21,379	5.80	299,533	15,155	5.06
Total interest bearing deposits	564,179	24,012	4.26	563,830	27,681	4.91	500,925	21,466	4.29
Short-term borrowings	38,094	1,304	3.42	63,975	3,891	6.08	31,059	1,511	4.86
Long-term debt	114,342	7,050	6.17	86,292	5,501	6.37	90,228	5,160	5.72
Total interest bearing liabilities	716,615	32,366	4.52	714,097	37,073	5.19	622,212	28,137	4.52
Non-interest bearing demand deposits	94,990			87,786			83,382		
Other liabilities	9,692			10,162			8,706		
Stockholders' equity	76,395			63,956			65,336		
Total liabilities and stockholders' equity	$897,692		3.61%	$876,001		4.23%	$779,636		3.61%
Net interest income		$32,635			$30,092			$29,276	
Interest rate spread			3.34%			3.10%			3.36%
Effect of non-interest bearing funds			0.61			0.61			0.66
Net interest margin			3.95%			3.71%			4.02%

(1) Interest income on loans includes fees of $1,598,000 in 2001, $775,000 in 2000 and $1,039,000 in 1999. Average loan balances exclude non-accrual loans.

(2) Consumer loans outstanding net of unearned income.

Table 2 presents the net interest income on a fully taxable equivalent basis for the years ended December 31, 2001, 2000 and 1999.

Table 2 - Net Interest Income

In thousands	2001	2000	1999
Total interest income	$62,274	$64,234	$54,783
Total interest expense	32,366	37,073	28,137
Net interest income	29,908	27,161	26,646
Tax equivalent adjustment	2,727	2,931	2,630
Net interest income (fully taxable equivalent)	$32,635	$30,092	$29,276

Net interest income on a fully taxable equivalent basis was $32.6 million in 2001, an increase of $2.5 million or 8.5% from the $30.1 million earned in 2000. Taxable equivalent net interest income in 2000 increased $815,000 or 2.8% from $29.3 million in 1999.

Changes in interest rates as well as changes in average balances (or volumes) of earning assets and paying liabilities have an impact on the amount of net interest income earned and the net interest margins realized by PennRock from year-to-year. By isolating the effect that changes in rates have on net interest income from the effect of changes in volume, we can analyze the degree that each influences the change in net interest income and net interest margins. Table 3 analyzes the changes in the volume and rate components of net interest income. During 2001, net interest income increased $1.7 million due to changes in volume and increased $815,000 due to changes in interest rates. In 2000, net interest income increased $1.8 million due to changes in volume and decreased by $958,000 due to changes in interest rates.

Table 3 - Volume and Rate Analysis of Changes in Interest Income
(Taxable equivalent basis)

In thousands	Year Ended December 31,					
	2001 over 2000			2000 over 1999		
	Change due to		Total	Change due to		Total
	Volume	Rate	Change	Volume	Rate	Change
Interest earned on:						
Short-term investments	$ 102	($ 207)	($ 105)	$ 146	$ 136	$ 282
Mortgages held for sale	204	(19)	185	(182)	7	(175)
Securities	(1,681)	(2,344)	(4,025)	2,006	2,015	4,021
Loans	3,053	(1,272)	1,781	4,501	1,122	5,623
Total interest income	1,678	(3,842)	(2,164)	6,471	3,280	9,751
Interest paid on:						
Interest bearing demand deposits	368	(993)	(625)	(122)	216	94
Savings deposits	41	(72)	(31)	(61)	(42)	(103)
Time deposits	(673)	(2,340)	(3,013)	3,505	2,719	6,224
Short-term borrowings	(1,574)	(1,013)	(2,587)	1,601	779	2,380
Long-term debt	1,788	(239)	1,549	(225)	566	341
Total interest expense	(50)	(4,657)	(4,707)	4,698	4,238	8,936
Net interest income	$1,728	$ 815	$ 2,543	$1,773	($ 958)	$ 815

Another method of analyzing the change in net interest income is to examine the changes between interest rate spread and the net interest margin on earning assets. The interest rate spread as shown in Table 4 is the difference between the average rate earned on earning assets and the average rate paid on interest bearing liabilities. The net interest margin takes into account the benefit derived from assets funded by interest free sources such as non-interest bearing demand deposits and capital.

Table 4 - Interest Rate Spread and Net Interest Margin on Earning Assets
(Taxable equivalent basis)

In thousands

	2001		2000		1999	
	Average Balances	Rate	Average Balances	Rate	Average Balances	Rate
Earning assets	$827,178	7.86%	$810,651	8.29%	$728,514	7.88%
Interest bearing liabilities	$716,615	4.52%	$714,097	5.19%	$622,212	4.52%
Interest rate spread		3.34%		3.10%		3.36%
Interest free sources used to fund earning assets	110,563	0.61%	96,554	0.61%	106,302	0.66%
Total sources of funds	$827,178		$810,651		$728,514	
Net interest margin		3.95%		3.71%		4.02%

Both the interest rate spread and the net interest margin grew by 24 percentage points in 2001. The yield on earning assets declined by 43 percentage points but this was more than offset by a 67 percentage point decrease in the cost of funds, exactly reversing the increase in the cost of funds experienced in 2000. The prime rate was cut in half during 2001, from 9.5% to 4.75% by the end of the year as the Federal Reserve lowered rates on 11 different occasions. The decline in market rates had a greater impact on the yield of securities available for sale which declined 78 percentage points, while loan yields dropped only 25 percentage points, benefiting from an increase in loan fees of $823,000 over loan fees earned in 2000. Interest bearing deposit costs decreased 65 percentage points as both interest bearing demand deposit and time deposit rates dropped by 66 percentage points during the year. Short-term borrowings costs decreased 266 percentage points and the rates paid on long-term debt dropped 20 percentage points in 2001.

Interest rate spreads decreased 26 percentage points in 2000 while the net interest margin declined 31 percentage points. The yield on earning assets increased 41 percentage points but this was more than offset by a 67 percentage point increase in the cost of funds. Although the prime rate increased 100 percentage points in 2000, loan yields increased only 24 percentage points due to continued intense competition for loans in our market area. Fees on loans decreased $264,000 in 2000 from 1999. The yield on securities available for sale increased 62 percentage points due in part to the increase in yield of adjustable rate securities purchased in 1999 and to the purchase of higher yielding municipal bonds during 2000. Interest bearing deposit costs increased 62 percentage points as the result of various time deposit promotions held during the year in an effort to attract new deposits. A majority of these new deposits mature within the first two months of 2001 and should renew or be replaced by other funds at lower rates. Short-term borrowings costs increased 122 percentage points in 2000.

Provision for Loan Losses

The amount of provision for loan losses that was charged against earnings was $1.5 million in 2001 compared with $3.1 million in 2000 and $1.0 million in 1999. The amount of the provision is based, among other factors, on the amount of realized net credit losses. Net credit losses totaled $259,000 in 2001, $2.6 million in 2000 and $409,000 in 1999. We review the adequacy of the allowance in light of past loan loss experience, current economic conditions, size and characteristics of the loan portfolio, volume of non-performing and delinquent loans and other relevant information.

The ratio of net charge-offs to average loans increased from 0.10% in 1999 to 0.54% in 2000 and decreased to 0.05% in 2001. Net charge-offs in 2001 totaled 3.57% of the allowance for loan losses compared with 43.81% in 2000 and 7.42% in 1999. Non-performing loans (loans on which we have stopped accruing interest and loans 90 days or more past due which we continue to accrue interest) decreased from $4.2 million at the end of 2000 to $1.2 million at the end of 2001. Non-performing loans represented 0.21% of total loans as of December 31, 2001 and 0.85% at the end of 2000.

Non-Interest Income

Total non-interest income increased $3.7 million or 50.8% in 2001 and by $1.2 million or 18.8% in 2000. Excluding net security gains, non-interest income increased $3.7 million or 64.6% in 2001 compared with a $1.1 million or 24.8% increase in 2000. Table 5 indicates changes in the major categories of non-interest income.

Table 5 - Non-Interest Income

In thousands	2001/2000			2000/1999			
		Increase (Decrease)			Increase (Decrease)		
	2001	Amount	%	2000	Amount	%	1999
Service charges on deposit accounts	$2,544	$ 806	46.4%	$1,738	$ 131	8.2%	$1,607
Other service charges and fees	286	4	1.4	282	31	12.4	251
Fiduciary activities	1,492	90	6.4	1,402	201	16.7	1,201
Investment management and benefit plan administration	1,990	1,990					
Net realized gains on sales of available for sale securities	1,537	(10)	(0.6)	1,547	10	0.7	1,537
Mortgage banking	500	191	61.8	309	50	19.3	259
Increase in cash surrender value of bank owned life insurance	1,015	233	29.8	821	347	79.8	451
Other	1,666	411	32.7	1,216	386	44.4	853
Total	$11,030	$3,715	50.8%	$7,315	$1,156	18.8%	$6,159

Service charges on deposit accounts increased $806,000 in 2001 compared with an increase of $131,000 in 2000. The increase in fees reflects not only the growth of the number of deposit accounts but also the introduction of several new deposit products and services during 2000 and 2001.

Net security gains totaled $1.5 million in 2001, 2000 and 1999. Securities gains and losses in all three years were attributable to sales of PennRock's equity portfolio and to the sale of other securities for the purpose of adding liquidity, to control interest rate risk and reflect the Bank's active management of the available for sale security portfolio. We continuously monitor PennRock's interest rate sensitivity position and periodically restructure the security portfolio as conditions warrant such as expected changes in liquidity or projected movements in future interest rates. PennRock and the Bank both maintain and actively manage a portfolio of equity securities. Net equity gains totaled $223,000 in 2001, $852,000 in 2000 and $505,000 in 1999.

Fiduciary fees increased $90,000 or 6.4% in 2001 and by $201,000 or 16.7% in 2000. The market value of assets under trust management were $279 million at the end of 2001, an increase of $8 million or 3.0% over assets of $271 million at the end of 2000. Trust assets increased $10 million or 3.8% in 2000.

Investment management and benefit plan administration income earned in 2001 represents fees earned by National since their acquisition by PennRock on March 19, 2001. National had $116 million in assets under management at the end of 2001.

In May 1999, the Bank purchased $15 million of Bank Owned Life Insurance ("BOLI"). In August 2001, the Bank purchased an additional $8 million of BOLI. The income from BOLI represents the increase in the cash surrender value of BOLI and is intended to partially cover the costs of the Bank's employee benefit plans including group life, disability and health insurance. Income from BOLI totaled $1.0 million in 2001, $821,000 in 2000 and $451,000 in 1999.

All other non-interest income increased $606,000 or 32.8% in 2001 and by $467,000 or 33.9% in 2000.

Non-Interest Expense

Total non-interest expense for 2001 increased $5.0 million or 24.7% compared with a $1.7 million or 9.2% increase in 2000. Most of this increase is attributable to increases in salaries and employee benefits which grew $3.1 million or 26.0% in 2001 and $950,000 or 8.5% in 2000. Total full-time equivalent employees increased from 271 at year-end 1999 to 276 at the end of 2000 and to 321 in 2001. The Bank opened two new community offices in 2001 and the acquisition of National added another 24 full-time equivalent employees. The ratio of average assets (in millions) per employee was $2.88 in 1999, $3.17 in 2000 and $2.80 in 2001. The average salary expense per employee was $31,000 in 1999, $34,000 in 2000 and $36,000 in 2001.

Expenses related to occupancy, real estate depreciation and building maintenance increased $181,000 or 13.0% in 2001 and by $102,000 or 7.9% in 2000. Expenses relating to equipment, depreciation and service increased by $107,000 in 2001 and by $44,000 in 2000.

Other non-interest expenses increased $1.0 million or 25.7% in 2001 and by $359,000 or 9.7% in 2000. Table 6 summarizes the changes in the major categories of non-interest expense.

Table 6 - Non-Interest Expense

In thousands	2001/2000				2000/1999		
		Increase (Decrease)			Increase (Decrease)		
	2001	Amount	%	2000	Amount	%	1999
Salaries and employee benefits	$15,218	$3,138	26.0%	$12,080	$950	8.5%	$11,130
Occupancy, net	1,570	181	13.0	1,389	102	7.9	1,287
Equipment, depreciation and service	1,359	107	8.5	1,252	44	3.6	1,208
Advertising and marketing	955	261	37.6	694	221	46.7	473
Computer program amortization and maintenance	1,076	272	33.8	804	38	5.0	766
Other	5,104	1,043	25.7	4,061	359	9.7	3,702
Total	$25,282	$5,002	24.7%	$20,280	$1,714	9.2%	$18,566

Provision for Income Taxes

Income tax expense totaled $2.0 million in 2001, $1.6 million in 2000 and $2.5 million in 1999. The statutory federal tax rate was 34% each year. PennRock's effective tax rate was 14.5% in 2001 compared to 14.2% in 2000 and 18.9% in 1999. The primary reason for the change in the effective tax rate is due to the change in tax-exempt income and to the amount of tax credits available from low-income housing and rehabilitation projects in which the Bank becomes involved. For a more comprehensive analysis of income tax expense, refer to Note 11 of the Notes to Consolidated Financial Statements.

PennRock accounts for income taxes on the liability method. Under the liability method, a deferred tax asset or liability is determined based on the enacted tax rates which will be in effect when the differences between the financial statement carrying amounts and tax basis of existing assets and liabilities are expected to be reported in PennRock's income tax returns. The deferred tax provision for the year is equal to the net change in the deferred tax asset and liability accounts from the beginning to the end of the year. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.

Financial Condition

Sources and Uses of Funds

Table 7 examines PennRock's financial condition in terms of its sources and uses of funds. Average funding uses increased $16.5 million or 2.0% in 2001 compared with an increase of $82.1 million or 11.3% in 2000.

Table 7 - Sources and Uses of Funds

In thousands	2001			2000			1999
	Average Balance	Increase (Decrease) Amount	%	Average Balance	Increase (Decrease) Amount	%	Average Balance
Funding uses:							
Short-term investments	$ 8,978	$ 1,571	21.2%	$ 7,407	$ 3,157	74.3%	$ 4,250
Mortgages held for sale	2,347	2,073	756.6	274	(2,523)	(90.2)	2,797
Securities available for sale	299,028	(22,019)	(6.9)	321,047	28,639	9.8	292,408
Loans	516,825	34,902	7.2	481,923	52,864	12.3	429,059
Total uses	$827,178	$16,527	2.0%	$810,651	$82,137	11.3%	$728,514
Funding sources:							
Interest-bearing demand deposits	$149,441	$ 9,871	7.1%	$139,570	($ 3,410)	(2.4%	$142,980
Savings deposits	57,548	2,091	3.8	55,457	(2,955)	(5.1)	58,412
Time deposits	357,190	(11,613)	(3.1)	368,803	69,270	23.1	299,533
Short-term borrowings	38,094	(25,881)	(40.5)	63,975	32,916	106.0	31,059
Long-term debt	114,342	28,050	32.5	86,292	(3,936)	(4.4)	90,228
Non-interest bearing funds, net	110,563	14,009	14.5	96,554	(9,748)	(9.2)	106,302
Total sources	$827,178	$16,527	2.0%	$810,651	$82,137	11.3%	$728,514

Securities and Short-Term Investments

Table 8 indicates the composition and maturity of the securities available for sale ("AFS") portfolio as of December 31, 2001. Included in the portfolio are callable agencies, state and municipal securities, mortgage-backed securities (including adjustable rate mortgage-backed securities) and CMOs that may be called, prepaid or reprice before final maturity. For mortgage-backed securities, maturity is based on average lives rather than contractual maturity. The weighted average duration of the portfolio declined from 5.2 years at the end of 2000 to 3.6 years at the end of 2001. Duration is weighted-average present value of future cash flows from a financial instrument. Investment managers use it as an indication of the potential price volatility of a financial instrument for a change in market interest rates. The higher the duration, the more the market value of a portfolio would be expected to fluctuate as interest rates change.

Table 8 - Analysis of Securities Available for Sale

In thousands	Within One Year	1-5 Years	6-10 Years	Over 10 Years	Equities	Total	Taxable Equivalent Yield
U.S. Treasury and agency	$	$	$ 3,986	$ 13,096	$	$17,082	6.48%
States and political subdivisions				45,448		45,448	8.48%
Mortgage backed securities	172	37,534	2,027			39,733	6.14%
Collateralized mortgage obligations	5,616	75,794	3,727			85,137	5.61%
Corporate obligations				65,600		65,600	3.38%
Equity securities					58,160	58,160	6.40%
Total (amortized cost)	$5,788	$113,328	$9,740	$124,144	$58,160	$311,160	5.82%
Total fair value	$5,783	$113,385	$9,844	$117,416	$56,160	$303,334	
Taxable equivalent yield	4.95%	5.79%	5.86%	4.83%	6.40%	5.82%	
Percent of portfolio	1.87%	36.42%	3.13%	39.89%	18.69%		
Average maturity	13.1 years						

Measured on an amortized cost basis, securities decreased $16.3 million or 5.2% in 2001 and increased $1.9 million or 0.6% during 2000. As of December 31, 2001, securities available for sale at fair value totaled $303.3 million compared with $323.6 million at the end of 2000. During 2001, PennRock sold $200.3 million and purchased $269.0 million in available for sale securities. During 2000, PennRock sold $90.4 million in securities and purchased $100.9 million. In addition, $87.6 million in 2001 and $11.1 million in 2000 was received from securities that matured or were called and from principal repayments of mortgage-backed securities.

As of December 31, 2001, the AFS portfolio had a net unrealized loss of $7.8 million consisting of gross unrealized gains of $2.1 million and gross unrealized losses of $9.9 million. As of December 31, 2000, the AFS portfolio had a net unrealized loss of $3.9 million consisting of gross unrealized gains of $2.4 million and gross unrealized losses of $6.3 million.

As of December 31, 2001, PennRock had $124.9 million invested in mortgage-backed pass-through securities and CMOs compared with $33.1 million as of December 31, 2000. A mortgage-backed pass-through security depends on an underlying pool of mortgage loans to provide a cash flow pass-through of principal and interest. PennRock had $39.7 million in mortgage-backed pass-through securities as of December 31, 2001 of which $172,000 were adjustable rate and $39.6 million were fixed rate securities. A CMO is a mortgage-backed security that is comprised of classes of bonds created by prioritizing the cash flows from the underlying mortgage pool in order to meet different objectives of investors. PennRock had $85.1 million in CMO securities at the end of 2001 all of which were fixed rate. None of the CMOs in the portfolio was considered "high risk CMOs" as defined by banking regulations.

The decline in the duration of the portfolio and the increased investment in mortgage-backed securities indicate efforts by management to structure the portfolio for a higher interest rate environment. The shorter duration should make the market value of the portfolio less volatile and thereby limit the expected market value depreciation should interest rates rise. The increased investment in mortgage-backed securities is intended to generate more cash flow from the portfolio to utilize should interest rates rise.

During 2001 and 2000, there were no investments in securities of any single, non-federal issues in excess of 10% of stockholders' equity.

Loans

Table 9 presents loans outstanding, by type of loan, for the past five years. Loans increased in 2001 by $57.2 million or 11.4%, compared with a $40.0 million or 8.7% increase during 2000. The largest category of loan portfolio growth in 2001 was commercial real estate loans which grew $52.9 million or 23.6%. Real estate construction loans grew by 104.7%. PennRock sold $57.8 million in conforming residential mortgage loans in 2001 and $23.4 million in 2000. Servicing was retained on all loans sold. The Bank's mortgage servicing portfolio grew from $167.5 million at the end of 2000 to $182.7 million at the end of 2001.

Table 9 – Loans Outstanding, Net of Unearned Income

In thousands	December 31,				
	2001	2000	1999	1998	1997
Commercial, financial and agricultural:					
Commercial, secured by real estate	$276,667	$223,722	$200,633	$168,074	$162,227
Agricultural	6,368	6,589	7,408	8,999	10,087
Other	77,849	80,497	62,964	58,553	58,405
Real estate – construction	46,558	22,745	26,669	17,474	22,365
Real estate – mortgage	137,929	151,709	146,500	136,969	111,689
Consumer loans	12,998	15,878	17,005	17,861	17,874
Total loans	$558,369	$501,140	$461,179	$407,930	$382,647

Table 10 – Loan Maturities and Interest Sensitivity [1]

In thousands	December 31, 2001			
	One year or less	One through Five years	Over Five years	Total
Commercial, financial and agricultural	$15,240	$63,111	$282,533	$360,884
Real estate – construction	46,558			46,558
Total	$61,798	$63,111	$282,533	$407,442
Loans with predetermined interest rate	$22,649	$37,975	$ 18,460	$ 79,084
Loans with variable interest rate	39,149	25,136	264,073	328,358
Total	$61,798	$63,111	$282,533	$407,442

[1] Excludes residential mortgages and consumer loans.

Non-Performing Assets

Table 11 shows PennRock's non-performing loans for the five years ended December 31, 2001. PennRock's policy is to discontinue the accrual of interest on loans for which the principal or interest is past due 90 days or more unless the loan is well-secured and corrective action has begun or the loan is in the process of collection. When a loan is placed on non-accrual status, any unpaid interest is charged against income.

Table 11 – Non-performing Assets

In thousands	December 31,				
	2001	2000	1999	1998	1997
Non-accrual loans	$ 692	$3,675	$1,114	$ 143	$ 288
Loans accruing but 90 days past due as to principal or interest	476	569	853	1,196	1,853
Total non-performing loans	1,168	4,244	1,967	1,339	2,141
Other real estate owned	208	188	162		65
Total non-performing assets	$1,376	$4,432	$2,129	$1,339	$2,206
Ratios:					
Non-performing loans to total loans	0.21%	0.85%	0.43%	0.33%	0.56%
Non-performing assets to total loans and other real estate owned	0.25%	0.88%	0.46%	0.33%	0.58%
Allowance for loan losses to non-performing loans	621.75%	140.74%	280.33%	365.72%	198.37%

As of December 31, 2001, PennRock did not have any loan concentrations exceeding 10% of total loans to any particular economic group or industry. The loan portfolio is well diversified as to industry and companies within each industry which helps minimize risk. Loan quality is maintained through diversification of risk, strict credit control practices and continued monitoring of the loan portfolio. As of December 31, 2001, PennRock did not have any loans outstanding to any foreign entity or government.

As of December 31, 2001, real estate acquired in foreclosure known as “other real estate owned” (“OREO”) totaled $208,000 and was included in other assets on the Consolidated Balance Sheets. As of December 31, 2000, OREO totaled $188,000. Valuation reserves are established for OREO properties whenever estimated current realizable values fall below the original fair value recorded.

Allowance for Loan Losses

The allowance for loan losses (Table 12) is maintained at a level that is adequate to absorb all estimated losses in the Bank’s loan portfolio and is monitored on a continuous basis internally as well as with independent formal loan reviews conducted on a semiannual basis. These reviews result in the identification and quantification of loss factors that are used to determine the amount of the allowance. Problem loans are identified and rated and either a specific reserve or a general reserve is established. For commercial, financial and agricultural loans, the general reserve is based on our internal rating system and our charge-off experience. For consumer loans that do not have a specific reserve, the reserve is based on historical loss experience. Other factors used in establishing specific reserves include current national and local economic conditions, trends in the portfolio, levels of delinquencies and non-accruals, exposures to specific geographic areas or industries and management’s judgment.

Table 12 - Allowance for Loan Losses

In thousands	Year Ended December 31,				
	2001	2000	1999	1998	1997
Balance, beginning of year	$5,973	$5,514	$4,897	$4,247	$4,049
Provision charged to expense	1,548	3,076	1,026	1,225	338
Loans charged off:					
Commercial, financial and agricultural	393	1,258	216	396	74
Consumer	195	1,582	277	283	231
Total loans charged off	588	2,840	493	679	305
Recoveries:					
Commercial, financial and agricultural	290	106	21	51	129
Consumer	39	117	63	53	36
Total recoveries	329	223	84	104	165
Net charge-offs	259	2,617	409	575	140
Balance, end of year	$7,262	$5,973	$5,514	$4,897	$4,247
Total loans					
Average	$518,202	$485,999	$430,015	$395,460	$347,803
Year-end	558,369	501,140	461,179	407,930	382,647
Ratios:					
Net charge-offs to:					
Average loans	0.05%	0.54%	0.10%	0.15%	0.04%
Total loans	0.05%	0.52%	0.09%	0.14%	0.04%
Allowance for loan losses	3.57%	43.81%	7.42%	11.74%	3.30%
Provision for loan losses	16.73%	85.08%	39.86%	46.94%	41.42%
Allowance for loan losses to:					
Average loans	1.40%	1.23%	1.28%	1.24%	1.22%
Loans as of year-end	1.30%	1.19%	1.20%	1.20%	1.11%

The allowance for loan losses totaled $7.3 million as of December 31, 2001, an increase of 21.6% from 2000. The allowance for loan losses as a percentage of year-end loans was 1.30% as of December 31, 2001 and 1.19% as of December 31, 2000. The provision for loan losses exceeded net charge-offs by $1.3 million in 2001, by $459,000 in 2000 and by $617,000 in 1999. The allowance for loan losses as a percentage of non-performing loans was 621.8% as of December 31, 2001 and 140.7% as of December 31, 2000.

Total loans charged-off decreased from $2.8 million in 2000 to $588,000 in 2001. Loans charged-off in 1999 totaled $493,000. The large charge-off balance in 2000 was due to the charge-off on one commercial loan customer who declared bankruptcy in 2000. Recoveries of loans previously charged-off increased from $84,000 in 1999 to $223,000 in 2000 and to $329,000 in 2001. The ratio of net charge-offs to average loans was 0.05% in 2001, 0.54% in 2000 and 0.10% in 1999.

Table 13 presents the allocation of the allowance for loan losses by major loan category for the past five years. The specific allocations in any particular category may prove to be excessive or inadequate to absorb actual future charge-offs so balances may be reallocated in the future to reflect changing conditions. Accordingly, the entire allowance is considered available to absorb losses in any category.

Table 13 - Allocation of Allowance for Loan Losses

In thousands	December 31,									
	2001		2000		1999		1998		1997	
	Amount	% of Loans	Amount	% of Loans	Amount	% of Loans	Amount	% of Loans	Amount	% of Loans
Commercial, financial and agricultural	$6,216	64.6%	$4,232	61.7%	$4,181	58.7%	$3,523	57.7%	$2,858	60.3%
Real estate – construction		8.4		4.6		5.8		4.3		5.8
Real estate – mortgage	71	24.7	185	30.5	225	31.8	235	33.6	60	29.2
Consumer	975	2.3	484	3.2	440	3.7	407	4.4	335	4.7
Unallocated			1,072		668		732		994	
Total	$7,262	100.0%	$5,973	100.0%	$5,514	100.0%	$4,897	100.0%	$4,247	100.0%

As of December 31, 2001, PennRock's recorded investment in loans considered to be impaired under Statement of Financial Accounting Standards No. 114 ("SFAS 114") was $705,000 of which $692,000 was on non-accrual status. Included in this amount is $308,000 of impaired loans for which the related allowance is $80,000 and $397,000 for which there is no related allowance. The average recorded investment in impaired loans for 2001 was $2.3 million and the interest recognized for the year was $39,000.

As of December 31, 2000, the recorded investment in loans considered to be impaired under SFAS 114 was $3.8 million of which $3.7 million was on non-accrual status. Included in this amount are $2.6 million of impaired loans for which the related allowance is $830,000 and $1.2 million for which there is no related allowance. The average recorded investment in impaired loans for 2000 was $2.7 million and the interest recognized for the year was $111,000.

Liquidity

The purpose of liquidity management is to ensure that there are sufficient cash flows available to meet a variety of needs. These include financial commitments such as satisfying the credit needs of our borrowers and withdrawals by our depositors, the ability to capitalize on investment and business opportunities as they occur, and the funding of PennRock's own operations. Liquidity is measured by PennRock's ability to convert assets to cash at a reasonable cost or a minimum loss. Maturities and sales of investment securities (Table 8), loan payments and maturities (Table 10), and liquidating money market investments such as federal funds sold all provide liquidity. In addition, PennRock is a member of the Federal Home Loan Bank of Pittsburgh which provides a reliable source of long and short-term funds. However, PennRock's primary source of liquidity lies in our ability to renew, replace and expand its base of core deposits (consisting of demand, NOW, money market and cash management accounts, savings accounts and time deposits less than $100,000.)

Total deposits declined $19.3 million or 2.8% in 2001 compared with an increase of $51.6 million or 8.2% in 2000. Core deposits increased $1.9 million in 2001 compared with an increase of $41.5 million in 2000. We implemented several programs during 2001 that were intended to restructure the deposit base. These programs included certain marketing campaigns and a change in our deposit pricing structure. As a result of these programs, total time deposits declined $108.3 million while non-maturity deposits (checking, money market and savings accounts) increased $89.0 million. Total non-maturity deposits increased from 41.7% of total deposits at the end of 2000 to 56.4% of total deposits by the end of 2001. We believe this change in the deposit base will result in a lower cost of funds since non-maturity deposits generally carry a lower interest rate than do time deposits. Table 14 reflects the changes in the major classifications of deposits by comparing the year-end balances for the past five years. Table 15 reflects the maturity of time deposits of $100,000 or more.

Table 14 - Deposits by Major Classification

In thousands	December 31,				
	2001	2000	1999	1998	1997
Non-interest bearing deposits	$108,529	$ 94,001	$ 87,524	$ 88,061	$ 77,106
NOW accounts	40,936	37,390	38,418	39,931	39,061
Money market deposit accounts	160,590	98,130	117,603	80,048	35,080
Savings accounts	63,966	55,526	57,545	56,534	57,557
Time deposits under $100,000	253,757	340,868	283,309	248,252	250,364
Total core accounts	627,778	625,915	584,399	512,826	459,168
Time deposits of $100,000 or more	35,916	57,079	47,016	37,220	33,627
Total deposits	$663,694	$682,994	$631,415	$550,046	$492,795

Table 15 - Maturity of Time Deposits of $100,000 or More

In thousands	December 31,		
	2001	2000	1999
Three months or less	$10,182	$28,208	$19,228
Over three months through six months	5,660	11,416	9,786
Over six months through twelve months	14,677	13,809	9,374
Over twelve months	5,397	3,646	8,628
Total	$35,916	$57,079	$47,016

The Bank maintains lines of credit with various correspondent banks to use as sources of short-term funds in addition to repurchase agreements with bank customers. Short-term borrowings increased from $54.2 million as of December 31, 2000 to $76.8 million as of December 31, 2001. Of the repurchase agreements outstanding at year-end 2001, $26.8 million at year-end 2001 were with bank customers while $45 million were outstanding at the Federal Home Loan Bank of Pittsburgh ("FHLB"). The level of short-term borrowings depends on loan growth, deposit growth, current market rates and other factors. The average cost of short-term borrowings increased from 4.86% in 1999 to 6.08% in 2000 and decreased to 3.42% in 2001. The average balance of short-term borrowings outstanding during the year was $31.1 million in 1999, $64.0 million in 2000 and $38.1 million on 2001. Table 16 shows PennRock's short-term borrowings for the five years ended December 31, 2001.

Table 16 - Short-Term Borrowings

In thousands	December 31,				
	2001	2000	1999	1998	1997
Securities sold under agreements to repurchase:					
FHLB	$45,000	$30,000	$40,000	$	$
Customers	26,752	21,567	8,107	7,192	9,332
Federal funds purchased	4,330		3,600	6,550	
Advances from FHLB					2,000
U.S. Treasury tax and loan note	672	2,608	1,500	38	1,500
Total short-term borrowings	$76,754	$54,175	$53,207	$13,780	$12,832

Capital Resources

On June 26, 2001, PennRock announced that the Board of Directors had authorized the purchase of up to 400,000 shares of PennRock's outstanding common stock. Any repurchased shares will be held as treasury shares available for issuance with future stock dividends and stock splits, employee benefit plans, executive compensation plans or for issuance under the Dividend Reinvestment Plan. PennRock began open market repurchases of its outstanding common stock in 1995. In 2001, PennRock purchased 31,524 shares for $588,000 and reissued 104,295 shares. In 2000, PennRock purchased 99,600 shares for $1.6 million and reissued 95,709 shares. PennRock purchased

137,246 shares for $2.9 million and reissued 68,583 shares in 1999. There were 73,760 shares with a cost of $1.6 million as of December 31, 2001 and 146,531 shares with a cost of $2.8 million as of December 31, 2000 held as treasury stock.

Total stockholders' equity increased $5.8 million or 8.0% in 2001 compared with an increase of $13.4 million or 22.6% in 2000. In 2001, stockholders' equity increased by net income of $12.1 million less dividends of $4.8 million. The change in net unrealized gains and losses on securities available for sale decreased equity by $2.6 million. In 2000, stockholders' equity increased by net income of $9.5 million less dividends of $4.2 million. The change in net unrealized gains and losses on securities available for sale increased equity by $8.0 million. The ratio of average equity to average assets was 8.51% in 2001, compared with 7.30% for 2000 and 8.38% in 1999. The ratio of average equity to average assets excluding the net accumulated other comprehensive income or loss adjustment was 8.88% in 2001, 8.38% in 2000 and 8.12% in 1999. Internal capital generation is calculated by multiplying return on average equity by the percentage of earnings retained. Internal capital generation amounted to 9.53% in 2001, 8.41% in 2000 and 10.73% in 1999.

Risk based capital is segregated into two components, tier 1 capital and tier 2 capital. Tier 1 capital includes stockholders' equity reduced by certain intangibles and excludes net unrealized holding gains and losses on AFS securities. Net unrealized losses on marketable equity securities will continue to be deducted from Tier 1 capital. Tier 2 capital includes the allowance for loan losses (subject to limitations) and qualifying debt obligations. Banking organizations must adjust their assets and off-balance sheet exposures by assigning risk-weighted percentages depending on regulatory defined credit risks. Off-balance-sheet assets must be converted to credit equivalents before being risk weighted. These balances are then added to determine total risk weighted assets.

As of December 31, 2001, the most recent notification from the Federal Reserve Bank categorized PennRock as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, PennRock must maintain minimum total risk-based capital of 10%, Tier 1 risk-based capital of 6% and Tier 1 leverage ratios of 5%. There are no conditions or events since that notification that management believes have changed this category. Table 17 shows PennRock's and the Bank's capital resources for the past three years.

Table 17 - Capital Resources

	December 31,		
	2001	2000	1999
PennRock Financial Services Corp:			
Leverage ratios:			
Total capital to total average assets	9.21%	8.86%	9.01%
Tier 1 capital to total average assets	8.40%	8.20%	8.33%
Risk-based ratios:			
Common stockholders' equity to risk weighted assets	11.10%	11.38%	9.98%
Tier 1 capital to risk-weighted assets	10.68%	11.52%	11.84%
Total capital to risk-weighted assets	11.71%	12.45%	12.80%
Blue Ball National Bank:			
Leverage ratios:			
Total capital to total average assets	8.85%	8.33%	8.34%
Tier 1 capital to total average assets	7.99%	7.66%	7.67%
Risk-based ratios:			
Common stockholders' equity to risk weighted assets	9.59%	10.62%	9.18%
Tier 1 capital to risk-weighted assets	10.13%	10.76%	10.95%
Total capital to risk-weighted assets	11.22%	11.70%	11.90%

Interest Rate Risk

Information regarding interest rate risk may be found in Item 7A of this Annual Report under the caption "Quantitative and Qualitative Disclosures about Market Risk."

Recently Issued Accounting Standards

In July 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 141 ("SFAS 141"), "Business Combinations," and SFAS 142, "Goodwill and Other Intangible Assets." SFAS 141, effective for all business combinations that are initiated after June 30, 2001, requires that the purchase method of accounting be used for all business combinations and prohibits the use of the pooling-of-interests method. PennRock adopted the provisions of SFAS 141 on July 1, 2001. We do not expect the adoption of SFAS 141 to have a material effect on PennRock's financial position or results of operations.

SFAS 142 is effective for fiscal years beginning after December 15, 2001. This statement eliminates the regularly scheduled amortization of goodwill and other intangibles and replaces this method with a two-step process for testing the impairment of goodwill on at least an annual basis. This includes goodwill and intangibles recorded from past business combinations and acquisitions. As of December 31, 2001, PennRock has goodwill resulting from the purchase of National with a net amortized value of $6.7 million. This goodwill was being amortized over a period of 20 years which would be an annual amortization expense of $347,000. On January 1, 2002, PennRock adopted the provisions of SFAS 142. We have not determined what impact, if any, the goodwill impairment provisions will have on PennRock's financial statements. PennRock also has an intangible with a net amortized value of $308,000 as of December 31, 2001 with an indefinite life resulting from the purchase of loans, deposits and banking facilities from another financial institution. This deposit premium is not covered by the provisions of SFAS 142 and will continue to be amortized on a straight-line basis over 10 years.

On July 6, 2001, the United States Securities and Exchange Commission issued Staff Accounting Bulletin No. 102 ("SAB 102"), "Selected Loan Loss Allowance Methodology and Documentation Issues," which expresses certain views of the Commission's staff on the development, documentation and application of a systematic methodology for determining the allowance for loan losses in accordance with generally accepted accounting principles. In particular, the guidance focuses on the documentation the staff normally would expect registrants to prepare and maintain in support of their allowances for loan losses. SAB 102 became effective immediately on the issue date. Management believes that it is currently in compliance with the requirements of SAB 102.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

PennRock's financial performance is impacted by, among other factors, interest rate risk and credit risk. We manage credit risk by relying on strict credit standards, loan review and adequate loan loss reserves. Interest rate risk refers to PennRock's degree of exposure to loss of earnings resulting from changes in market interest rates. The magnitude of this exposure depends on the severity and timing of the market rate changes and on our ability to adjust. PennRock's Asset Liability Management Committee ("the ALCO") addresses this risk. The Bank's senior management team comprises the ALCO. The ALCO monitors interest rate risk by modeling the estimated net interest income and net income under various interest rate scenarios. The ALCO attempts to manage the various components of PennRock's balance sheet to minimize the impact of sudden and sustained changes in interest rates on net interest income and net income. However, the ALCO may sometimes structure the balance sheet to take advantage of expected interest rate movements.

PennRock's exposure to interest rate risk is reviewed on a monthly basis by the Board of Directors and the ALCO. Interest rate risk exposure is measured using interest rate sensitivity analysis to determine PennRock's change in net interest income and net income in the event of hypothetical changes in interest rates. If the potential changes to net interest income and net income resulting from hypothetical interest rate swings are not within the limits established by the Board, the Board may direct management to adjust its asset and liability mix to bring interest rate risk within Board-approved limits.

The mismatch of maturities of assets and liabilities within a specific time frame is referred to as a rate sensitivity gap. If more assets than liabilities mature or reprice within the time frame, PennRock is asset sensitive. If more liabilities mature or reprice, PennRock is liability sensitive. An asset sensitive gap will generally benefit PennRock in a period of rising rates while a liability sensitive gap will generally benefit PennRock during declining rates. Gap analysis has certain limitations. For example, although certain assets and liabilities may have similar maturities or periods to repricing, they may react in different degrees to changes in market interest rates. Some types of financial instruments are very sensitive to changes in market rates while others may lag behind such changes. Certain assets such as adjustable-rate loans have limits on the amount of change in interest rates in the short-term and over the life of the loan. Further, changes in interest rates may change the characteristics of certain financial instruments and cause them to react differently than expected. For example, a decrease in market rates could trigger mortgage customers to refinance their mortgages while an increase in market rates may induce customers to redeem their certificates of deposit prior to maturity. These and other changes would likely cause actual results to deviate significantly from the assumptions used in calculating changes in net interest income or net income. While ALCO continuously monitors and adjusts the gap position to maximize profitability, the primary objective is to maintain net interest income and net income within self-imposed parameters for a wide range of possible changes in interest rates. The following table presents an interest sensitivity analysis of PennRock's assets and liabilities as of December 31, 2001. All interest rates are on a tax equivalent basis.

Table 18 - Interest Sensitivity Analysis

In thousands	December 31, 2001					
	Interest Sensitivity Period					
	Less than 3 Months	More Than 3 Months to 6 Months	More than 6 Months To 1 Year	More than 1 Year to 5 Years	More than 5 Years	Total
Earning assets:						
Short-term investments	$ 4,787	$	$	$	$	$ 4,787
Weighted average interest rate	1.75%					1.75%
Mortgages held for sale	2,420					2,420
Weighted average interest rate	6.27%					6.27%
Securities available for sale	87,078	12,999	28,516	148,136	34,431	311,160
Weighted average interest rate	3.91%	6.22%	6.50%	6.57%	6.66%	5.82%
Loans	200,232	41,150	64,198	224,939	27,850	558,369
Weighted average interest rate	6.44%	7.89%	7.83%	8.07%	7.41%	7.41%
Total interest earning assets	$294,517	$54,149	$ 92,714	$373,075	$62,281	$876,736
Interest bearing liabilities:						
Interest bearing demand deposits (1)	$161,079	$ 489	$ 978	$ 7,826	$31,154	$201,526
Weighted average interest rate	2.73%	0.60%	0.60%	0.60%	0.60%	2.30%
Savings deposits (2)	800	800	1,599	12,793	47,974	63,966
Weighted average interest rate	1.46%	1.46%	1.46%	1.46%	1.46%	1.46%
Time deposits	66,600	61,433	159,493	2,147		289,673
Weighted average interest rate	3.22%	3.71%	4.13%	4.91%		3.84%
Short-term borrowings	76,754					76,754
Weighted average interest rate	1.96%					1.96%
Long-term debt			15,000	95,000	11,000	121,000
Weighted average interest rate			5.74%	5.92%	6.76%	5.97%
Total interest bearing liabilities	$305,233	$62,722	$177,070	$117,766	$90,128	$752,919
Interest sensitivity gap:						
Period	($10,716)	($ 8,573)	($ 84,356)	$255,310	($ 27,847)	
Cumulative	($10,716)	($19,289)	($103,645)	$151,665	$123,818	
Interest sensitive assets to interest sensitive liabilities ratio:						
Period	96.49%	86.33%	52.36%	316.79%	69.10%	
Cumulative	96.49%	94.76%	80.98%	122.88%	116.44%	

(1) Assumes NOW account balances are withdrawn at 5% per year based on prior experience.
(2) Assumes passbook and statement savings balances are withdrawn at 5% per year.

This analysis indicates that PennRock is liability sensitive out to one year but is asset sensitive beyond one year. If ALCO is concerned that rates may rise within the next year and that a rise in rates would reduce net interest income and net income, it can take action to reduce the liability sensitivity of the balance sheet such as by attracting new time deposits and paying down short-term borrowings.

While the preceding table helps provide some information about PennRock's interest sensitivity within one year, it is not reliable in predicting the trends of future earnings in the longer term. For this reason, we use financial modeling to forecast earnings under different interest rate projections. PennRock's Board of Directors has adopted an interest rate risk policy which establishes a maximum decrease in the net interest income and net income in the event of a sudden and sustained increase or decrease in market interest rates of 200 percentage points. The following tables present the Bank's projected change in net interest income and net income for 100 and 200 percentage point rate shocks as of December 31, 2001 and the Board's established limit. The impact on net interest income and net income relate to the Bank only. The assets and liabilities of the parent company only or for National are not considered in this analysis and their corresponding earnings at risk do not have a significant effect on this analysis.

Table 19 – Changes in Net Interest Income
In thousands

Change in Interest Rates	Net Interest Income	Computed Change	Percent Change	Board Limit
200 percentage point rise	$33,746	$944	2.88%	(15.00%)
100 percentage point rise	33,219	417	1.27%	
Base rate scenario	32,802			
100 percentage point decline	32,466	(336)	(1.02%)	
200 percentage point decline	32,532	(270)	(0.82%)	(15.00%)

Table 20 – Changes in Net Income
In thousands

Change in Interest Rates	Net Income	Computed Change	Percent Change	Board Limit
200 percentage point rise	$12,886	$755	6.22%	(20.00%)
100 percentage point rise	12,473	342	2.82%	
Base rate scenario	12,131			
100 percentage point decline	11,837	(294)	(2.42%)	
200 percentage point decline	11,813	(318)	(2.62%)	(20.00%)

The preceding tables indicate that as of December 31, 2001, in the event of a sudden and sustained decrease in prevailing market interest rates, both PennRock's net interest income and net income would be expected to decrease $270,000 and $318,000 respectively. However, if market rates increased by 200 percentage points, net interest income and net income would be expected to increase. At December 31, 2001, PennRock's estimated change in net interest income and net income is within target limits.

Computation of forecasted effects of hypothetical interest rate changes are based on numerous assumptions. These include loan and mortgage-backed security prepayment rates, calls of callable securities, conversions of fixed-rate FHLB advances to adjustable advances, and rates of deposit decay, and should not be relied upon as indicative of actual future results. Even minor changes in these assumptions may significantly alter the results of the model. Further, the computations do not contemplate any actions the ALCO could take to mitigate any negative effects of changes in interest rates as discussed above.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The following audited consolidated financial statements are set forth in this Annual Report of Form 10-K on the following pages:

PennRock Financial Services Corp. and Subsidiaries
Independent Auditors' Report 29
Consolidated Balance Sheets 30
Consolidated Statements of Income 31
Consolidated Statements of Stockholders' Equity 32
Consolidated Statements of Cash Flows 33
Notes to Consolidated Financial Statements 34

INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders of PennRock Financial Services Corp.

We have audited the accompanying consolidated balance sheets of PennRock Financial Services Corp. and Subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of income, stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 2001. These consolidated financial statements are the responsibility of PennRock's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of PennRock Financial Services Corp. and Subsidiaries as of December 31, 2001 and 2000, and the consolidated results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

/s/ SIMON LEVER & COMPANY

January 31, 2002
Lancaster, Pennsylvania

CONSOLIDATED BALANCE SHEETS

In thousands, except share and per share data

	December 31,	
ASSETS	2001	2000
Cash and due from banks	$ 23,242	$ 20,401
Short-term investments	4,787	26,658
Mortgages held for sale	2,420	235
Securities available for sale (at fair value)	303,334	323,556
Loans	558,369	501,140
Allowance for loan losses	(7,262)	(5,973)
Net loans	551,107	495,167
Premises and equipment	14,428	13,446
Accrued interest receivable	3,890	6,305
Bank owned life insurance	25,248	16,217
Other assets	20,482	8,965
Total assets	$948,938	$910,950
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities:		
Deposits:		
Non-interest bearing	$108,529	$ 94,001
Interest bearing	555,165	588,993
Total deposits	663,694	682,994
Short-term borrowings	76,754	54,175
Long-term debt	121,000	91,000
Accrued interest payable	2,960	4,767
Other liabilities	6,126	5,416
Total liabilities	870,534	838,352
Stockholders' Equity:		
Common stock, par value $2.50 per share; authorized – 20,000,000 shares; issued – 6,380,636 shares	15,952	15,194
Surplus	16,446	11,114
Accumulated other comprehensive loss, net of tax	(5,165)	(2,577)
Retained earnings	52,780	51,662
Treasury stock at cost (73,760 and 146,531 shares)	(1,609)	(2,795)
Total stockholders' equity	78,404	72,598
Total liabilities and stockholders' equity	$948,938	$910,950

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME

In thousands, except per share data

	Year Ended December 31,		
	2001	2000	1999
Interest income:			
Interest and fees on loans	$43,787	$41,959	$36,290
Securities available for sale:			
Taxable	13,995	15,820	12,897
Tax-exempt	3,906	5,949	5,197
Mortgages held for sale	212	27	202
Other	374	479	197
Total interest income	62,274	64,234	54,783
Interest expense:			
Deposits	24,012	27,681	21,466
Short-term borrowings	1,304	3,891	1,511
Long-term debt	7,050	5,501	5,160
Total interest expense	32,366	37,073	28,137
Net interest income	29,908	27,161	26,646
Provision for loan losses	1,548	3,076	1,026
Net interest income after provision for loan losses	28,360	24,085	25,620
Non-interest income:			
Service charges on deposit accounts	2,544	1,738	1,607
Other service charges and fees	286	282	251
Fiduciary activities	1,492	1,402	1,201
Investment management and benefit plan administration	1,990		
Net realized gains on sales of available for sale securities	1,537	1,547	1,537
Mortgage banking	500	309	259
Increase in cash surrender value of bank owned life insurance	1,015	821	451
Other	1,666	1,216	853
Total non-interest income	11,030	7,315	6,159
Non-interest expenses:			
Salaries and benefits	15,218	12,080	11,130
Occupancy, net	1,570	1,389	1,287
Equipment depreciation and service	1,359	1,252	1,208
Advertising and marketing	955	694	473
Computer program amortization and maintenance	1,076	804	766
Other	5,104	4,061	3,702
Total non-interest expense	25,282	20,280	18,566
Income before income taxes	14,108	11,120	13,213
Income taxes	2,041	1,574	2,503
Net income	$12,067	$ 9,546	$10,710
Per share information:			
Basic earnings	$1.92	$1.52	$1.71
Diluted earnings	1.91	1.52	1.71
Cash dividends	0.76	0.66	0.59
Weighted average number of shares outstanding:			
Basic	6,287,625	6,266,642	6,274,128
Diluted	6,333,826	6,285,014	6,277,762

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

In thousands, except per share data	Common Stock	Surplus	Retained Earnings	Treasury Stock	Accumulated Other Comprehensive Income (Loss)	Total
Balance as of January 1, 1999	$15,193	$11,106	$36,694	($1,684)	$2,602	$66,911
Comprehensive income (loss):						
Net income			10,710			10,710
Change in net unrealized gains and losses on securities available for sale, net of reclassification adjustment and tax effects					(13,218)	(13,218)
Total comprehensive loss						(2,508)
Purchase of treasury stock				(2,933)		(2,933)
Sale of treasury stock under dividend reinvestment plan			(93)	1,529		1,436
Sale of treasury stock under Omnibus Stock Option Plan			(5)	18		13
Treasury stock issued as compensation	1	8		2		11
Cash dividend ($0.59 per share)			(3,697)			(3,697)
Balance as of December 31, 1999	15,194	11,114	46,609	(3,068)	(10,616)	59,233
Comprehensive income:						
Net income			9,546			9,546
Change in net unrealized gains and losses on securities available for sale, net of reclassification adjustment and tax effects					8,039	8,039
Total comprehensive income						17,585
Purchase of treasury stock				(1,584)		(1,584)
Sale of treasury stock under dividend reinvestment plan			(318)	1,825		1,507
Treasury stock issued as compensation			(7)	32		25
Cash dividend ($0.66 per share)			(4,168)			(4,168)
Balance as of December 31, 2000	15,194	11,114	51,662	(2,795)	(2,577)	72,598
Comprehensive income:						
Net income			12,067			12,067
Change in net unrealized gains and losses on securities available for sale, net of reclassification adjustment and tax effects					(2,588)	(2,588)
Total comprehensive income						9,479
Purchase of treasury stock				(588)		(588)
Sale of treasury stock under dividend reinvestment plan		28	(78)	1,751		1,701
Treasury stock issued as compensation		1	(3)	23		21
5% stock dividend and cash paid in lieu of fractional shares	758	5,303	(6,077)			(16)
Cash dividend ($0.76 per share)			(4,791)			(4,791)
Balance as of December 31, 2001	$15,952	$16,446	$52,780	($1,609)	($5,165)	$78,404

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

In thousands

	Year Ended December 31,		
	2001	2000	1999
OPERATING ACTIVITIES:			
Net income	$ 12,067	$ 9,546	$ 10,710
Adjustments to reconcile income to net cash provided by operating activities:			
Provision for loan losses	1,548	3,076	1,026
Depreciation and amortization	1,462	1,310	1,291
Amortization of goodwill	258		
Accretion and amortization of securities	(958)	(998)	(808)
Deferred income taxes	(323)	(125)	(91)
Net realized gains on sale of available for sale securities	(1,537)	(1,547)	(1,537)
Proceeds from sales of mortgage loans	57,794	23,443	37,461
Originations of mortgages held for sale	(59,994)	(23,448)	(32,237)
Loss on sale of mortgage loans, net	15	65	372
(Increase) decrease in interest receivable	2,415	(427)	263
Increase (decrease) in interest payable	(1,807)	1,169	363
Increase in cash surrender value of bank owned life insurance	(1,015)	(821)	(451)
Other changes, net	(2,544)	678	(328)
Net cash provided by operations	7,381	11,921	16,034
INVESTING ACTIVITIES:			
Proceeds from sales of securities available for sale	200,277	90,373	79,648
Purchases of securities available for sale	(269,044)	(100,886)	(173,559)
Maturities of securities available for sale	87,563	11,144	40,491
Proceeds from sale of other real estate	367	266	167
Purchase of bank owned life insurance	(8,000)		(15,000)
Net increase in loans	(57,229)	(42,578)	(53,658)
Net cash paid for business acquisition	(7,677)		
Purchases of premises and equipment	(2,274)	(1,369)	(1,102)
Net cash used in investing activities	(56,017)	(43,050)	(123,013)
FINANCING ACTIVITIES:			
Net increase (decrease) in non-interest bearing deposits	14,528	6,477	(537)
Net increase (decrease) in interest bearing deposits	(33,828)	45,102	81,906
Net increase in short-term borrowings	22,579	968	39,427
Net increase (decrease) in long-term debt	30,000	1,000	(700)
Issuance of common and treasury stock	1,722	1,532	1,461
Purchase of treasury stock	(588)	(1,584)	(2,933)
Cash dividends	(4,791)	(4,168)	(3,697)
Cash paid with stock dividend	(16)		
Net cash provided by financing activities	29,606	49,327	114,927
Increase (decrease) in cash and cash equivalents	(19,030)	18,198	7,948
Cash and cash equivalents at beginning of year	47,059	28,861	20,913
Cash and cash equivalents at end of year	$28,029	$ 47,059	$ 28,861
Supplemental schedule of interest and income taxes paid:			
Total interest paid	$30,558	$33,367	$27,774
Total income taxes paid	1,750	2,654	2,200

See notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following is a description of the more significant accounting policies of PennRock Financial Services Corp. and its subsidiaries.

Business:

PennRock Financial Services Corp. ("PennRock") is a bank holding company incorporated in 1986 under the laws of Pennsylvania. Blue Ball National Bank ("the Bank") and The National Advisory Group, Inc. ("National") are wholly owned subsidiaries of PennRock. The Bank provides a broad range of banking, trust and other financial services to consumers, small businesses and corporations in south-central and southeastern Pennsylvania. PennRock Insurance Group Inc., a wholly owned subsidiary of the Bank, began operations in the first quarter of 1999 to offer and sell annuity products. National, established in 1984, is the parent company of four corporations: National Actuarial Consultants, Ltd. which provides consulting, actuarial and administrative services to retirement and employee benefit plans; National Financial Advisors, Inc. which offers investment, advisory and asset management services to retirement plan sponsors and participants, and serves as an investment advisor to the Dresher Family of Funds; NFA Brokerage Services, Inc. which is a mutual-funds-only broker-dealer; and National Shareholder Services, Inc. which provides transfer agency services for the Dresher Family of Funds. The Dresher Family of Funds is an open-end diversified management investment company (mutual fund) that consists of two portfolios: The Dresher Comprehensive Growth Fund and The Dresher Classic Retirement Fund.

Basis of Presentation:

The consolidated financial statements of PennRock include the accounts of PennRock and its subsidiaries. All significant intercompany balances and transactions have been eliminated. Certain prior year amounts have been reclassified to conform to current year presentation. All share and per-share data have been restated to reflect the impact of the 5% stock dividend paid on August 10, 2001.

The accounting and reporting policies of PennRock and its subsidiaries conform to accounting principles generally accepted in the United States of America and to general practices within the banking industry. In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and revenues and expenses during the reporting period. Actual results could differ significantly from those estimates.

Cash Equivalents:

For purposes of the Consolidated Statements of Cash Flows, PennRock defines cash equivalents to include amounts due from banks, federal funds sold and other short-term investments. Generally, federal funds are purchased and sold for one-day periods.

Mortgages Held for Sale:

Mortgages held for sale are carried at the lower of aggregate cost or market value with market determined on the basis of open commitments for committed loans. For uncommitted loans, market is determined on the basis of current delivery prices in the secondary mortgage market. Any resulting unrealized losses are included in other income.

Securities:

Securities are classified at the time of purchase, based on management's intention, as investments held to maturity or securities available for sale:

Investments Held to Maturity:

Debt securities are classified as investments if management has both the positive intent and ability to hold these securities to maturity regardless of changes in market conditions, liquidity needs or changes in general economic conditions. These securities are carried at cost adjusted for amortization of premium and accretion of discount, computed by the interest method over their contractual lives.

Securities available for sale:

Debt securities are classified as available for sale if management intends to hold these securities for an indefinite period of time but not necessarily to maturity. All equity securities are classified as available for sale. Any decision to sell a security classified as available for sale would be based on various factors, including significant movements in interest rates, changes in the maturity mix of PennRock's assets and liabilities, liquidity needs, regulatory capital considerations, and other similar factors. Securities available for sale are carried at fair value.

Unrealized gains or losses, net of the related deferred tax effect, are reported as other comprehensive income in stockholders' equity.

A decline in the market value of any debt or equity security below cost that is deemed to be other than temporary is charged to income resulting in the establishment of a new cost basis for the security.

Purchase premiums and discounts on securities are amortized and accreted to interest income using a method, which approximates a level yield over the period to maturity of the related securities. Purchase premiums and discounts on mortgage-backed securities are amortized and accreted to interest income using a method which approximates a level yield over the remaining lives of the securities, taking into consideration assumed prepayment patterns. Interest and dividend income are recognized when earned. Realized gains and losses for securities are included in income and are derived using the specific identification method for determining the costs of securities sold.

Loans:

Loans are carried at the principal amount outstanding, net of unearned income, if any, and are reduced by any charge-offs or specific valuation accounts. Interest income is accounted for on an accrual basis. Loan fees, net of certain origination costs are deferred and amortized over the lives of the underlying loans using a method, which approximates a level yield. Interest income is generally not accrued when, in the opinion of management, its full collectibility is doubtful or when the loan becomes past due 90 days as to principal or interest. When a loan is designated as non-accrual, any accrued interest receivable is charged against current earnings. Loans may be returned to accrual status when they become current as to principal and interest or demonstrate a period of performance under the contractual terms, and, in management's opinion, are fully collectible.

A loan is considered to be impaired when it is probable that all amounts, including principal and interest, will not be collected in accordance with the contractual terms of the loan agreement. In such cases, the amount of impairment and any subsequent changes are recorded as an adjustment to the allowance for loan losses. This analysis applies to all loans, both collateralized and uncollateralized, except for large groups of smaller balance homogeneous loans that are collectively evaluated for impairment, loans held for sale and debt securities. PennRock evaluates a loan for impairment when the loan is internally classified as substandard or doubtful. All non-accrual loans not meeting the definition of smaller balance homogeneous loans are considered impaired. PennRock generally measures impairment based upon the present value of the loan's expected future cash flows, except where foreclosure or liquidation is probable or when the primary source of repayment is provided by real estate collateral. In these circumstances, impairment is based upon the fair value of the collateral. Impairment with regard to substantially all of PennRock's impaired loans has been measured by the fair value of the underlying collateral.

Allowance for Loan Losses:

The allowance for loan losses is maintained at a level believed adequate by Management to absorb losses inherent in the loan portfolio as of the balance sheet date. Management's determination of the adequacy of the allowance is based on an evaluation of the portfolio, past loan loss experience, current domestic economic conditions, volume, growth and composition of the loan portfolio, and other relevant factors. This evaluation is inherently subjective as it requires material estimates, including the amounts and timing of expected future cash flows on impaired loans, which may be susceptible to significant change. The allowance for loan losses on impaired loans is one component of the methodology for determining the allowance for loan losses. Other components of the allowance for loan losses include estimated losses on specific commercial, consumer and real estate loans and general amounts based on historical loss experience. Loan losses are charged directly against the allowance for loan losses, and recoveries on previously charged off loans are added to the allowance. Provisions for loan losses charged against income increase the allowance.

Other Real Estate Owned:

Other real estate owned represents properties acquired through customers' loan defaults. When properties are acquired through foreclosure, any excess of the loan balance at the time of foreclosure over the fair value of the real estate held as collateral is recognized as a loss and charged to the allowance for loan losses. After foreclosure, other real estate is reported at the lower of fair value at acquisition date or fair value less estimated disposal costs. Fair value is determined on the basis of current appraisals obtained from independent sources. Subsequent write-downs are charged to an allowance for other real estate established through provisions for other real estate expenses. Costs of improvements to other real estate are capitalized while costs associated with holding other real estate are charged to operations. Other real estate owned is recorded as other assets in the Consolidated Balance Sheets.

Premises and Equipment:

Premises and equipment are stated at cost less accumulated depreciation. Depreciation is computed on straight line and accelerated methods based on the estimated useful life of the assets. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in income for the period. Maintenance, repairs, and minor improvements are expensed as incurred. Significant renewals and betterments are capitalized.

Goodwill:

Goodwill represents the excess of cost over the assigned value of net assets acquired in a business combination. As of December 31, 2001, PennRock has goodwill resulting from the purchase of National with a net amortized value of $6.7 million. This goodwill was being amortized on a straight-line basis over 20 years. In July 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 142 ("SFAS 142"), "Goodwill and Other Intangible Assets." SFAS 142 is effective for fiscal years beginning after December 15, 2001. This statement eliminates the regularly scheduled amortization of goodwill and other intangibles with indefinite lives and replaces this method with a two-step process for testing the impairment of goodwill on at least an annual basis. This includes goodwill and intangibles recorded from past business combinations and acquisitions. On January 1, 2002, PennRock adopted the provisions of SFAS 142. The adoption of SFAS 142 will eliminate annual goodwill amortization of approximately $347,000 per year. We have not determined what impact, if any, the goodwill impairment provisions will have on PennRock's financial statements.

Mortgage Servicing Rights:

Mortgage loan servicing rights ("MSRs") are capitalized when acquired either through the purchase or origination of mortgage loans that are subsequently sold with servicing rights retained. PennRock recognizes MSRs retained for loans sold by allocating total costs incurred between the loan and the servicing rights based on their relative fair values.

MSRs are periodically evaluated for impairment based on the fair value of these rights. The fair value of MSRs is determined by discounting the estimated future cash flows using a discount rate commensurate with the risks involved. This method of valuation incorporates assumptions that market participants would use in estimating future servicing income and expense, including assumptions about prepayment, default, and interest rates. For purposes of measuring impairment, the loans underlying the MSRs are stratified by type (conventional fixed-rate, conventional adjustable-rate). Impairment is measured by the amount the book value of the MSRs exceeds the fair value of the MSRs. Impairment, if any, is recognized through a valuation allowance and a charge to current operations. The recovery of any previously established impairment reserve is recognized as income in current operations. MSRs, net of valuation allowances, are amortized in proportion to, and over the period of, the estimated net servicing revenue of the underlying mortgages, which are secured by single-family properties. Servicing fee revenue represents fees earned for servicing single-family loans for investors and related ancillary income, including late charges. Servicing fee revenue is recognized as earned, unless collection is doubtful. The amortization expense is deducted from the related servicing fee revenue in the Consolidated Statements of Income. The amortization of MSRs is periodically evaluated and adjusted, if necessary, to reflect changes in prepayment rates or other related factors.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

Deposit Premium:
The deposit premium is the excess of the value of deposit liabilities over cash received for the assumption of those liabilities for branch offices acquired through business combinations that are recorded using the purchase method of accounting. Included in other assets are $308,000 and $408,000 of deposit premiums as of December 31, 2001 and 2000, respectively. This premium is being amortized using the straight-line method over 10 years.

Long-lived Assets:
PennRock evaluates long-lived assets and certain intangibles for impairment whenever events or changes in circumstances indicate that the related carrying amounts may not be recoverable. When required, impairment losses on assets to be held and used are recognized based on the fair-value of the asset and long-lived assets to be disposed of are reported at the lower of carrying amount or fair-value less cost to sell.

Trust Assets and Assets Under Management:
Assets held by the Bank or National in a fiduciary or agency capacity are not included in the consolidated financial statements since such assets are not assets of the Bank or National. In accordance with banking industry practice, income from fiduciary activities is generally recognized on a cash basis which is not significantly different from amounts that would have been recognized on the accrual basis.

Federal Income Taxes:
Income taxes are accounted for under the liability method. Deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period the change is enacted.

Treasury Stock:
The purchase of Company's treasury stock is recorded at cost. At the date of subsequent reissue, the treasury stock account is reduced by the cost of such stock on a first-in, first-out method.

Profit Sharing Plan:
Profit sharing contributions are calculated by a formula approved by the Board of Directors and are based on the Bank's return on equity. Costs are funded as accrued.

Advertising:
PennRock expenses advertising costs as incurred. Advertising expenses for 2001, 2000 and 1999 were $955,000, $694,000 and $473,000.

Stock-Based Compensation:
PennRock accounts for its stock options and stock-based compensation plans in accordance with Accounting Principles Board Opinion No. 25 ("APB 25"), "Accounting for Stock Based Compensation." Under this method, no compensation expense is recognized for stock options when the exercise price equals fair value at the date of grant. Under the provisions of Statement of Financial Accounting Standards No. 123 ("SFAS 123"), "Accounting for Stock-Based Compensation," the fair value of a stock option is recognized as compensation expense over the service period (generally the vesting period). Since we have chosen to continue to account for stock options and stock-based compensation plans in accordance with APB 25, we must provide pro forma net income and earnings per share information as if the fair value approach of SFAS 123 had been adopted. Such disclosure is provided in Note 13.

Net Income per Share:
Basic earnings per share ("EPS") is computed by dividing net income available to common stockholders by the weighted-average number of common shares outstanding during the period. Diluted EPS is computed by dividing net income available to common stockholders by the weighted-average number of common shares and potentially

dilutive common shares outstanding during the period. Potentially dilutive common shares are computed using the treasury stock method.

Segment Disclosure:

Management measures the performance and allocates the resources of PennRock as a single segment and, therefore, does not have any operating segments that require additional information.

Mortgage Banking Activities:

Fees for servicing loans for investors are based on the outstanding principal balance on the loans serviced. Fees are recognized as earned and are included in the Consolidated Statements of Income under other income.

NOTE 2: RESTRICTIONS ON CASH AND DUE FROM BANKS

The Bank is required to maintain average balances of reserves on deposit with the Federal Reserve Bank based on deposits outstanding. The amount of those required reserves as of December 31, 2001 was approximately $8.7 million. Balances maintained at the Federal Reserve Bank are included in cash and due from banks.

NOTE 3: SECURITIES AVAILABLE FOR SALE

The amortized cost and estimated fair value of securities available for sale are as follows:

In thousands	December 31, 2001			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
U.S. Treasury securities and other U.S. government agencies	$ 17,082	$ 205	($ 38)	$ 17,249
Obligations of states and political subdivisions	45,448	171	(1,209)	44,410
U.S. agency mortgage-backed securities	39,733	171	(61)	39,843
Collateralized mortgage obligations	85,137	456	(486)	85,107
Corporate notes	65,600	2	(5,783)	59,819
Total debt securities available for sale	253,000	1,005	(7,577)	246,428
Equity securities	58,160	1,077	(2,331)	56,906
Total securities available for sale	$311,160	$2,082	($9,908)	$303,334

	December 31, 2000			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
U.S. Treasury securities and other U.S. government agencies	$120,986	$ 334	($1,219)	$120,101
Obligations of states and political subdivisions	87,145	1,318	(1,135)	87,328
U.S. agency mortgage-backed securities	23,564	24	(174)	23,414
Collateralized mortgage obligations	9,552	61	(142)	9,471
Corporate notes	58,519	302	(1,738)	57,083
Other	2,833	92		2,925
Total debt securities available for sale	302,599	2,131	(4,408)	300,322
Equity securities	24,862	261	(1,889)	23,234
Total securities available for sale	$327,461	$2,392	($6,297)	$323,556

The amortized cost and fair value of debt securities as of December 31, 2001, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

In thousands	December 31, 2001	
	Amortized Cost	Fair Value
Due after five years through ten years	$ 3,986	$ 4,062
Due after ten years	124,144	117,416
	128,130	121,478
Mortgage backed securities	39,733	39,843
Collateralized mortgage obligations	85,137	85,107
Total debt securities	$253,000	$246,428

Gains and losses from sales of securities available for sale are as follows:

In thousands	2001	2000	1999
Debt securities			
Gross gains	$1,693	$ 708	$1,144
Gross losses	(379)	(13)	(112)
Total debt securities	1,314	695	1,032
Equity securities, net	223	852	505
Total securities gains	$1,537	$1,547	$1,537

Proceeds from sales of securities available for sale are as follows:

In thousands	2001	2000	1999
Debt securities	$172,499	$62,942	$75,071
Equity securities	27,778	27,431	4,577
Total proceeds	$200,277	$90,373	$79,648

Securities with a carrying value of $81.5 million and $130.0 million as of December 31, 2001 and 2000 were pledged to secure public and trust deposits, repurchase agreements as well as other purposes.

NOTE 4: LOANS

The loan portfolio, net of unearned income and deferred loan fees, as of December 31, 2001 and 2000 is as follows:

In thousands	2001	2000
Commercial, financial and agricultural:		
Commercial, secured by real estate	$276,667	$223,722
Agricultural	6,368	6,589
Other	77,849	80,497
Real estate – construction	46,558	22,745
Real estate – mortgage	137,929	151,709
Consumer	12,998	15,878
Total loans	$558,369	$501,140

In the ordinary course of business, the Bank has loan, deposit, and other transactions with its directors, their affiliated companies, executive management and their associates (as defined), collectively referred to as related parties. Such transactions are on substantially the same terms, including interest rates and collateral (with regard to loans), as those prevailing at the time for comparable transactions with others. Activity for the related party loans for the year ended December 31, 2001, was as follows:

In thousands

Balance, January 1, 2001	$11,208
New loans	9,481
Repayments	(9,356)
Balance, December 31, 2001	$11,333

Included in the loan portfolio are loans on which the Bank has ceased the accrual of interest. Such loans amounted to $692,000 and $3.7 million as of December 31, 2001 and 2000. If interest income had been recorded on all non-accrual loans outstanding during the years 2001, 2000 and 1999, interest income would have been increased as shown in the following table:

In thousands

	2001	2000	1999
Interest which would have been recorded under original terms	$161	$527	$226
Interest income recorded during the year	25	31	8
Net impact on interest income	$136	$496	$218

As of December 31, 2001, PennRock's recorded investment in loans considered to be impaired under Statement of Financial Accounting Standards No. 114 ("SFAS 114") was $705,000 of which $692,000 was on non-accrual status. Included in this amount is $308,000 of impaired loans for which the related allowance is $80,000 and $397,000 for which there is no related allowance. The average recorded investment in impaired loans for 2001 was $2.3 million and the interest recognized for the year was $39,000.

As of December 31, 2000, PennRock's recorded investment in loans considered to be impaired under SFAS 114 was $3.8 million of which $3.7 million was on non-accrual status. Included in this amount are $2.6 million of impaired loans for which the related allowance is $830,000 and $1.2 million for which there is no related allowance. The average recorded investment in impaired loans for 2000 was $2.7 million and the interest recognized for the year was $111,000.

NOTE 5: LOAN SERVICING

Mortgage loans serviced for Fannie Mae and Federal Home Loan Mortgage Corporation are not included in the accompanying Consolidated Balance Sheets. The unpaid principal balances of those loans were $182.7 million as of December 31, 2001 and $167.5 million as of December 31, 2000.

During 2001, $280,000 of originated mortgage servicing rights was capitalized and $244,000 of amortization and impairment of mortgage servicing rights was recorded. In 2000, $126,000 of originated mortgage servicing rights was capitalized and $185,000 of amortization and impairment of mortgage servicing rights was recorded. The estimated fair value of mortgage servicing rights was $630,000 as of December 31, 2001 and $593,000 as of December 31, 2000.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

NOTE 6: ALLOWANCE FOR LOAN LOSSES

Changes in the allowance for loan losses were as follows:

In thousands

	2001	2000	1999
Balance at beginning of year	$5,973	$5,514	$4,897
Provision charged to expense	1,548	3,076	1,026
Recoveries of loans charged-off	329	223	84
	7,850	8,813	6,007
Loans charged off	(588)	(2,840)	(493)
Balance at end of year	$7,262	$5,973	$5,514

NOTE 7: PREMISES AND EQUIPMENT

Details of premises and equipment as of December 31 are as follows:

In thousands

	2001	2000
Land	$ 2,097	$ 2,097
Premises	12,932	11,728
Furniture and equipment	13,021	11,949
Construction in progress	347	116
Total cost	28,397	25,890
Less accumulated depreciation	(13,969)	(12,444)
Net book value	$14,428	$13,446

Depreciation expense was $1.3 million in 2001 and $1.2 million in 2000 and in 1999.

Future minimum rental payments that are related to non-cancelable operating leases having initial terms in excess of one year are:

2002	$304,000
2003	216,000
2004	193,000
2005	188,000
2006	123,000
Thereafter	402,000

Total lease payments were $229,000, $108,000 and $95,000 in 2001, 2000 and 1999.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

NOTE 8: SHORT-TERM BORROWINGS

Federal funds purchased, securities sold under agreements to repurchase and the treasury tax and loan note generally mature within one to thirty days from the transaction date.

A summary of short-term borrowings is as follows for the years ended December 31, 2001, 2000 and 1999.

In thousands

	2001	2000	1999
Securities sold under agreements to repurchase:			
Federal Home Loan Bank	$45,000	$ 30,000	$40,000
Customers	26,752	21,567	8,107
Federal funds purchased	4,330		3,600
U.S. Treasury tax and loan note	672	2,608	1,500
Total short-term borrowings outstanding at year-end	$76,754	$ 54,175	$53,207
Average interest rate at year-end	1.68%	6.04%	4.66%
Maximum outstanding at any month-end	$76,754	$107,726	$58,700
Average amount outstanding	$38,094	$ 63,975	$31,059
Weighted average interest rate	3.42%	6.08%	4.86%

The Bank controls all securities that serve as collateral for the securities sold under agreements to repurchase. The Bank has approved federal funds lines totaling $12.0 million and a borrowing capacity of $232.9 million at the Federal Home Loan Bank of Pittsburgh ("the FHLB").

NOTE 9: LONG-TERM DEBT

Long-term debt consists of fixed rate advances from the FHLB with maturity schedules as follows:

In thousands

December 31, 2001			December 31, 2000		
Amount	Maturity Date	Interest Rate	Amount	Maturity Date	Interest Rate
$15,000	September 17, 2002	5.74%	$15,000	September 17, 2002	5.74%
25,000	June 2, 2003	7.11	25,000	June 2, 2003	7.11
15,000	April 21, 2005	6.27	15,000	April 21, 2005	6.27
25,000	June 2, 2005	6.89	25,000	June 2, 2005	6.89
11,000	June 4, 2007	6.76	11,000	June 4, 2007	6.76
30,000	March 23, 2011	3.94			
$121,000			$91,000		

Certain of the outstanding advances have options that allow the FHLB to convert the existing fixed-rate advance to a 3-month LIBOR variable-rate advance. If the FHLB exercises its option to convert the advance, the balance may be prepaid without penalty. During 2001, the FHLB did not exercise its option to convert any advances.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

NOTE 10: CAPITAL TRANSACTIONS

On June 26, 2001, PennRock announced that the Board of Directors had authorized the purchase of up to 400,000 shares of PennRock's outstanding common stock. Any repurchased shares will be held as treasury shares available for issuance with future stock dividends and stock splits, employee benefit plans, executive compensation plans or for issuance under the Dividend Reinvestment Plan. PennRock began open market repurchases of its outstanding common stock in 1995. In 2001, PennRock purchased 31,524 shares for $588,000 and reissued 104,295 shares. In 2000, PennRock purchased 99,600 shares for $1.6 million and reissued 95,709 shares. PennRock purchased 137,246 shares for $2.9 million and reissued 68,583 shares in 1999. There were 73,760 shares with a cost of $1.6 million as of December 31, 2001 and 146,531 shares with a cost of $2.8 million as of December 31, 2000 held as treasury stock.

NOTE 11: INCOME TAXES

An analysis of the provision for income taxes included in the Consolidated Statements of Income is as follows:

In thousands

	2001	2000	1999
Current expense	$2,364	$1,699	$2,594
Deferred taxes	(323)	(125)	(91)
Total income tax expense	$2,041	$1,574	$2,503

A reconciliation between the provision for income taxes and the amount computed by applying the statutory federal income tax rate to income before provision for income taxes is as follows:

	2001	2000	1999
Statutory federal income tax rate	34.0%	34.0%	34.0%
Tax exempt income	(17.6)	(23.8)	(16.8)
Low income housing and rehabilitation credits	(4.9)	(0.5)	(0.5)
Loan loss provision	3.1	4.1	1.6
Other, net	(0.1)	0.4	0.6
Effective income tax rate	14.5%	14.2%	18.9%

Deferred taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of PennRock's deferred tax liabilities and assets as of December 31, 2001 and 2000 are as follows:

In thousands	2001	2000
Deferred tax assets:		
Allowance for loan losses	$2,367	$1,929
Net unrealized loss on securities available for sale	2,661	1,328
Other	82	69
Total deferred tax assets	5,110	3,326
Deferred tax liabilities:		
Depreciation	196	244
Investment security discount	323	164
Other	85	68
Total deferred tax liabilities	604	476
Net deferred tax asset	$4,506	$2,850

Included in the table above is the recognition of unrealized gains and losses on certain investments in debt and equity securities accounted for under SFAS 115 for which no deferred tax expense or benefit was recognized in the Consolidated Statements of Income.

Management believes that it is more likely than not that the net deferred tax asset of $4.5 million will be realized since PennRock has a long history of earnings and has a carry-back potential greater than the deferred tax asset and is unaware of any reason that PennRock would not ultimately realize this asset.

NOTE 12: EMPLOYEE BENEFIT PLAN

The Bank has a non-contributory profit sharing plan covering substantially all full time employees of the Bank. Contributions made to the plan by PennRock were $1.1 million in 2001, $825,000 in 2000 and $906,000 in 1999.

NOTE 13: STOCK OPTION PLAN

PennRock has an Omnibus Stock Option Plan ("the Plan"), the terms of which permit the granting of non-qualified stock options, incentive stock options, stock appreciation rights, performance shares, performance units, and restricted stock to senior executives of PennRock and its subsidiaries. All options under this Plan are granted at an exercise price equal to the market price at the date of the grant. Except for 41,850 options granted in 2001 which vest and become exercisable one year after the grant date, all of the other incentive stock options vest and become exercisable one-half after three years and the balance after five years of date granted.

There were 7,638 shares exercisable as of December 31, 2001. No options were exercised in 2001.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

A summary of PennRock's options outstanding as of December 31 is as follows:

	2001		2000		1999	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding, beginning of year	77,716	$18.30	43,080	$20.72	14,464	$20.21
Granted	82,794	14.77	34,636	15.30	29,404	20.95
Exercised					(788)	16.11
Outstanding, end of year	160,510	$16.48	77,716	$18.30	43,080	$20.72

The weighted average fair value of options granted in the past three years is as follows:

2001		2000		1999	
Total	Per Share	Total	Per Share	Total	Per Share
$294,515	$3.56	$159,152	$4.59	$163,678	$5.57

PennRock has elected to account for its stock options and stock-based compensation plans in accordance with Accounting Principles Board Opinion No. 25 ("APB 25"), "Accounting for Stock Based Compensation." Under this method, no compensation expense is recognized for stock options when the exercise price equals fair value at the date of grant. Since the Plan stipulates that the exercise price of the options is always equal to the market price at the date of the grant, we have recognized no compensation costs under the Plan. Had compensation costs for the Plan been determined based on the fair value of the options at the grant dates in accordance with SFAS 123, "Accounting for Stock-Based Compensation," PennRock's net income and earnings per share would have been as follows:

In thousands, except per share data

		2001	2000	1999
Net income	As reported	$12,067	$9,546	$10,710
	Pro forma	11,881	9,481	10,669
Basic earnings per share	As reported	1.92	1.52	1.71
	Pro forma	1.89	1.51	1.70
Diluted earnings per share	As reported	1.91	1.52	1.71
	Pro forma	1.88	1.51	1.70

The fair value of each option is estimated on the date of the grant using the Black-Scholes option-pricing model with the following weighted average assumptions used for grants in 2001, 2000 and 1999:

	2001	2000	1999
Dividend yield	3.82%	2.50%	2.50%
Expected volatility	30.00%	30.00%	30.00%
Risk free interest rate	5.44%	6.67%	4.65%
Expected average life	3.41 years	5 years	5 years

NOTE 14: COMMITMENTS AND CONTINGENT LIABILITIES AND CONCENTRATIONS OF CREDIT RISK

PennRock's financial statements do not reflect various commitments and contingent liabilities which arise in the normal course of business and which involve elements of credit risk, interest rate risk and liquidity risk. These financial instruments include commitments to extend credit, standby letters of credit, guarantees, and liability for assets held in trust, which arise in the normal course of business. PennRock uses the same credit policies in commitments and conditional obligations as it does for on-balance sheet instruments.

A summary of PennRock's commitments and contingent liabilities as of December 31, 2001 and 2000 are as follows:

In thousands

	2001	2000
Commitments to extend credit	$156,707	$118,640
Financial and performance standby letters of credit	40,137	37,606
Commercial letters of credit	189	452
Commitments to purchase securities		871

Commitments to extend credit are agreements to lend to a customer to the extent that there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not represent future cash requirements. Management evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained if deemed necessary by management upon extension of credit is based on a credit evaluation of the customer.

Stand-by letters of credit are conditional commitments issued by PennRock to guarantee the performance of a customer to a third party. The term of the letters of credit varies from one month to 24 months and may have renewal features. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loans to customers. PennRock holds collateral supporting those commitments for which collateral is deemed necessary.

PennRock's exposure to possible loss in the event of non-performance by the other party to the financial instruments for commitments to extend credit and standby letters of credit is represented by the contractual amount of the instruments.

Most of PennRock's business activity is with customers located within PennRock's defined market area. Investments in state and municipal securities may also involve government entities within PennRock's market area. The concentrations by loan type are set forth in Note 4. The distribution of commitments to extend credit approximates the distribution of loans outstanding. The Bank, as a matter of policy, does not extend credit to any single borrower or group of related borrowers in excess of 65% of its legal lending limit. As of December 31, 2001, this limit was $7,332,000.

NOTE 15: RESTRICTIONS ON RETAINED EARNINGS

Certain restrictions exist regarding the ability of the bank subsidiary to transfer funds to PennRock in the form of cash dividends. The approval of the Comptroller of the Currency is required if the total dividends declared by a national bank in any calendar year exceeds the Bank's net profits (as defined) for that year combined with its retained net profits for the preceding two calendar years. Under this formula, the Bank can declare dividends during 2002, without approval of the Comptroller of the Currency, of approximately $8.3 million plus an additional amount equal to the Bank's net profit (as defined) for 2002 up to the date of any such dividend declaration.

NOTE 16: COMPREHENSIVE INCOME

PennRock has elected to report its comprehensive income in the Consolidated Statements of Stockholders' Equity. The only element of "other comprehensive income" applicable to PennRock is the net unrealized gain or loss on available for sale securities.

The components of the change in unrealized gains (losses) on securities available for sale are as follows:

In thousands

	2001	2000	1999
Net unrealized holding gains (losses) arising during the year	($2,384)	$13,726	($18,490)
Reclassification adjustment for gains realized in net income	(1,537)	(1,547)	(1,537)
Net unrealized holding gains (losses) before taxes	(3,921)	12,179	(20,027)
Tax effect	1,333	(4,140)	6,809
Net change	($2,588)	$ 8,039	($13,218)

NOTE 17: REGULATORY MATTERS

PennRock and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on PennRock's financial statements.

Under capital adequacy guidelines and the regulatory framework for prompt corrective action, PennRock and the Bank must meet specific capital guidelines that involve quantitative measures of PennRock's assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. PennRock's and the Bank's capital amounts and classification are also subject to qualitative judgements by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require PennRock and the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier 1 capital (as defined) to average assets (as defined). Management believes, as of December 31, 2001, that PennRock and the Bank meet all capital adequacy requirements to which it is subject.

As of December 31, 2001, the most recent notification from the Federal Reserve Bank categorized PennRock as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, PennRock must maintain minimum total risk-based, Tier 1 risk-based and Tier 1 leverage ratios as set forth below. There are no conditions or events since that notification that management believes have changed this category. PennRock's and the Bank's actual capital amounts and ratios are also presented in the table.

	Actual		To Be Well Capitalized Under Prompt Corrective Action Provisions		For Capital Adequacy Purposes	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
PennRock Financial Services Corp.						
As of December 31, 2001:						
Total capital to risk-weighted assets	$82,647	11.71%			$56,482	8.0%
Tier 1 capital:						
to risk-weighted assets	$75,385	10.68%			$28,241	4.0%
to average assets	$75,385	8.40%			$35,908	4.0%
As of December 31, 2000:						
Total capital to risk-weighted assets	$79,452	12.42%			$51,175	8.0%
Tier 1 capital:						
to risk-weighted assets	$73,479	11.49%			$25,588	4.0%
to average assets	$73,479	8.18%			$35,950	4.0%
Blue Ball National Bank						
As of December 31, 2001:						
Total capital to risk-weighted assets	$78,686	11.22%	$70,147	10.0%	$56,118	8.0%
Tier 1 capital:						
to risk-weighted assets	$71,055	10.13%	$42,088	6.0%	$28,059	4.0%
to average assets	$71,055	7.99%	$44,477	5.0%	$35,581	4.0%
As of December 31, 2000:						
Total capital to risk-weighted assets	$74,379	11.70%	$63,584	10.0%	$50,867	8.0%
Tier 1 capital:						
to risk-weighted assets	$68,406	10.76%	$38,150	6.0%	$25,433	4.0%
to average assets	$68,406	7.66%	$43,480	5.0%	$34,784	4.0%

NOTE 18: FAIR VALUE OF FINANCIAL INSTRUMENTS

Statement of Financial Accounting Standards No. 107 ("SFAS 107"), "Disclosures about Fair Value of Financial Instruments," requires disclosure of fair value information about financial instruments, whether or not recognized in the balance sheet, for which it is practicable to estimate that value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions would significantly affect the estimates. SFAS 107 excludes certain financial instruments and all non-financial instruments from its disclosure requirements.

Fair value estimates are based on existing on and off-balance sheet financial instruments without attempting to estimate the value of future business. The value of significant sources of income such as trust or mortgage banking operations has not been estimated. In addition, the tax effect relative to the recognition of unrealized gains and losses can have a significant impact on fair value estimates and have not been considered in any of the estimates. Accordingly, the aggregate fair value amounts do not represent the underlying value of PennRock.

We used the following methods and assumptions in estimating the fair value of PennRock's financial instruments:

Cash and cash equivalents:

The carrying amounts reported in the Consolidated Balance Sheets for cash and short-term investments approximate their fair values.

Mortgages held for sale:

The fair value of mortgages held for sale is estimated using current secondary market rates.

Securities:

Fair values for securities are based on quoted prices, where available. If quoted prices are not available, fair values are based on quoted prices of comparable instruments.

Loans:

For variable-rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying values. The fair values of other loans are determined using estimated future cash flows, discounted at the interest rates currently being offered for loans with similar terms to borrowers with similar credit quality. The carrying amount of accrued interest receivable approximates its fair value.

Off-balance sheet instruments:

For PennRock's off-balance sheet instruments consisting of commitments to extend credit and financial and performance standby letters of credit, the estimated fair value is the same as the instrument's contract or notional values since they are priced at market at the time of funding.

Deposit liabilities:

The fair values of deposits with no stated maturities, such as demand deposits, savings accounts, NOW and money market deposits are calculated using estimated future cash flows, discounted at the FHLB overnight advance rate less the Bank's operating costs to service the account. We also assume that 1% of the outstanding balance of the accounts will be withdrawn each month for 100 months. Fair values for fixed-rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities on time deposits.

Short-term borrowings:

The carrying amounts of federal funds purchased and securities sold under agreements to repurchase, advances from the Federal Home Loan Bank and other short-term borrowings approximate their fair values.

Long-term debt:

The fair values of long-term debt are estimated using discounted cash flow analyses, based on PennRock's incremental borrowing rates for similar types of borrowing arrangements.

Accrued interest payable:

The fair value of accrued interest payable is estimated to be the current book value.

As of December 31, 2001 and 2000, the estimated fair values of financial instruments based on disclosed assumptions are as follows:

In thousands

	2001		2000	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets:				
Cash and due from banks	$ 23,242	$ 23,242	$ 20,401	$ 20,401
Short-term investments	4,787	4,787	26,658	26,658
Mortgages held for sale	2,420	2,423	235	235
Securities available for sale	303,334	303,334	323,556	323,556
Loans:				
Commercial, financial and agricultural	360,884	378,833	310,808	312,052
Real estate – construction	46,558	48,789	22,745	22,836
Real estate – mortgage	137,929	142,375	151,709	150,485
Consumer	12,998	12,953	15,878	15,445
Allowance for loan losses	(7,262)		(5,973)	
Net loans	551,107	582,950	495,167	500,818
Accrued interest receivable	3,890	3,890	6,305	6,305
Financial liabilities:				
Deposits:				
Non-interest bearing demand	108,529	99,159	94,001	98,150
Interest bearing demand	201,526	187,585	135,520	123,706
Savings	63,966	58,885	55,526	54,047
Time deposits under $100,000	253,757	257,649	340,868	341,466
Time deposits over $100,000	35,916	36,094	57,079	57,179
Total deposits	663,694	639,372	682,994	674,548
Short-term borrowings	76,754	76,754	54,175	54,175
Long-term debt	121,000	136,402	91,000	91,888
Accrued interest payable	2,960	2,960	4,767	4,767
Off-balance sheet financial instruments:				
Commitments to extend credit	156,707	156,707	118,640	118,640
Financial and performance standby letters of credit	40,137	40,137	37,606	37,606
Commercial letters of credit	189	189	452	452
Commitments to purchase securities			871	871

NOTE 19: ACQUISITION

On March 19, 2001, PennRock purchased 100% of the stock of The National Advisory Group, Inc., headquartered in Dresher, Pennsylvania, for $6.9 million in cash. The transaction was accounted for under the purchase method of accounting. Substantially all of the purchase price was allocated to goodwill which will be amortized over a period of 20 years. National will retain its name and location, and will operate as a wholly owned subsidiary of PennRock. National has over $100 million in assets under management and provides retirement plan administration services to more than 500 corporate programs. Since the acquisition was accounted for under the purchase method of accounting, the accounts and results of operations of National are not included in the financial statements of PennRock for periods prior to March 19, 2001.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

NOTE 20: PARENT COMPANY ONLY FINANCIAL INFORMATION

The following represents parent only financial information:

PennRock Financial Services Corp. (Parent Company Only) Balance Sheets

In thousands

	December 31,	
	2001	2000
ASSETS:		
Cash and cash equivalents	$ 20	$ 1,921
Securities available for sale	2,420	3,397
Investment in subsidiaries	74,797	67,526
Receivable from subsidiary	2,054	225
Other assets	1,364	669
Total assets	$80,655	$73,738
LIABILITIES AND STOCKHOLDERS' EQUITY:		
Liabilities:		
Dividends payable	$ 1,324	$ 1,129
Note payable to subsidiary	909	
Accrued expenses and taxes	18	11
Total liabilities	2,251	1,140
Stockholders' equity:		
Common stock	15,952	15,194
Surplus	16,446	11,114
Accumulated other comprehensive loss, net of tax	(5,165)	(2,577)
Retained earnings	52,780	51,662
Treasury stock at cost	(1,609)	(2,795)
Total stockholders' equity	78,404	72,598
Total liabilities and stockholders' equity	$80,655	$73,738

PennRock Financial Services Corp. (Parent Company Only) Statements of Income

In thousands

	December 31,		
	2001	2000	1999
Income:			
Dividends from bank subsidiary	$10,020	$4,500	$ 6,200
Securities available for sale	54	215	223
Management fee from subsidiary	456		
Net realized gains (losses) on sales of available for sale securities	(537)	586	505
Total income	9,993	5,301	6,928
General and administrative expenses	628	802	720
Income before income taxes and undistributed net income of subsidiaries	9,365	4,499	6,208
Income tax expense (benefit)	(309)	8	(42)
Equity in undistributed net income of subsidiaries	2,393	5,055	4,460
Net income	$12,067	$9,546	$10,710

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

PennRock Financial Services Corp. (Parent Company Only) Statements of Cash Flows

In thousands

	Year Ended December 31,		
	2001	2000	1999
OPERATING ACTIVITIES			
Net income	$12,067	$ 9,546	$10,710
Adjustments to reconcile net income to net cash provided by operating activities:			
Equity in undistributed net income from subsidiaries	(2,651)	(5,055)	(4,460)
Net realized (gains) losses on sale of available for sale securities	537	(586)	(505)
(Increase) decrease in receivable from subsidiary	(1,829)	(432)	972
Other, net	265	136	(299)
Net cash provided by operating activities	8,389	3,609	6,418
INVESTING ACTIVITIES			
Net cash paid for business acquisition	(7,677)		
Proceeds from sale of securities available for sale	1,599	10,530	4,577
Purchases of securities available for sale	(1,448)	(8,097)	(6,031)
Net cash provided by (used in) investing activities	(7,526)	2,433	(1,454)
FINANCING ACTIVITIES			
Net increase in short-term borrowings	909		
Issuance of common and treasury stock	1,722	1,532	1,461
Purchase of treasury stock	(588)	(1,584)	(2,933)
Cash dividends paid	(4,791)	(4,168)	(3,697)
Cash paid with stock dividend	(16)		
Net cash used in financing activities	(2,764)	(4,220)	(5,169)
Increase (decrease) in cash and cash equivalents	(1,901)	1,822	(205)
Cash and cash equivalents at beginning of year	1,921	99	304
Cash and cash equivalents at end of year	$ 20	$ 1,921	$ 99

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

NOTE 21: CONSOLIDATED QUARTERLY FINANCIAL DATA (Unaudited)

In thousands except per share data

	2001			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Interest income	$16,299	$15,797	$15,310	$14,868
Interest expense	9,438	8,717	7,734	6,477
Net interest income	6,861	7,080	7,576	8,391
Provision for loan losses	444	376	227	502
Non-interest income	2,628	2,538	3,032	2,831
Non-interest expense	5,396	6,004	6,685	7,196
Income before income taxes	3,649	3,238	3,696	3,524
Income taxes	628	232	694	486
Net income	$3,021	$3,006	$3,002	$3,038
Net income per share	$ 0.48	$ 0.48	$ 0.48	$ 0.48
Dividends declared per share	$ 0.18	$ 0.18	$ 0.19	$ 0.21

	2000			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Interest income	$15,207	$15,995	$16,242	$16,790
Interest expense	8,299	9,030	9,734	10,010
Net interest income	6,908	6,965	6,508	6,780
Provision for loan losses	371	373	377	1,955
Non-interest income	1,644	1,645	1,574	2,452
Non-interest expense	4,898	5,077	5,045	5,260
Income before income taxes	3,283	3,160	2,660	2,017
Income taxes	535	615	404	20
Net income	$2,748	$2,545	$2,256	$1,997
Net income per share	$ 0.46	$ 0.43	$ 0.38	$ 0.34
Dividends declared per share	$ 0.17	$ 0.17	$ 0.17	$ 0.19

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Not applicable.

PART III

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

Information concerning directors and nominees for election to the Board of Directors is incorporated herein by reference to the Registrant's Proxy Statement for its annual meeting to be held on April 23, 2002 under the caption "Information about Nominees and Continuing Directors", and information concerning executive officers is included under Part I, Item 3A, "Executive Officers of the Registrant" of this report on Form 10-K.

ITEM 11. EXECUTIVE COMPENSATION

Information concerning director compensation is incorporated herein by reference to the Registrant's Proxy Statement for its annual meeting to be held on April 23, 2002 under the caption "Compensation of Directors" and concerning executive compensation under the caption "Executive Compensation and Related Matters," except that information appearing under the caption "Board Report on Executive Compensation" and information appearing under the caption "Stock Performance Graph" is not incorporated herein by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Information concerning security ownership of certain beneficial owners is incorporated herein by reference to the Registrant's Proxy Statement for its annual meeting to be held on April 23, 2002, under the caption "Voting of Shares and Principal Holders Thereof" and concerning security ownership of management under the caption "Information about Nominees and Continuing Directors."

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Information under the caption "Transactions with Directors and Executive Officers" is incorporated herein by reference to the Registrant's Proxy Statement for its annual meeting to be held on April 23, 2002.

PART IV

ITEM 14. EXHIBITS, FINANCIAL STATEMENT SCHEDULES, AND REPORTS ON FORM 8-K

(a)1. The financial statements of PennRock required in response to this Item are incorporated by reference to Item 8 of this Report.

The consolidated financial statements listed on the index to Item 8 of this Annual Report on Form 10-K are filed as a part of this Annual Report.

(a)2. Not applicable.

(a)3. See the exhibits listed below under Item 14(c).

(b) From October 1, 2001 to the date of this Report, PennRock filed one Current Report on Form 8-K:

Current Report on Form 8-K dated November 13, 2001, announcing that PennRock had amended its bylaws.

(c) Exhibit Index

(3)(a) Articles of Incorporation of PennRock, incorporated by reference to Exhibit 3(a) of PennRock's Annual Report on Form 10-K for the year ended December 31, 2000.

(3)(b) Bylaws of PennRock, incorporated by reference to Exhibit 99 of PennRock's Current Report on Form 8-K dated November 13, 2001.

(10)(a) Omnibus Stock Plan, incorporated by reference to Exhibit 4.1 to PennRock's Registration Statement Number 33-53022 of Form S-8 dated October 8, 1992.

(10)(b) Executive Incentive Compensation Plan, incorporated by reference to Exhibit 10(b) of PennRock's Annual Report on Form 10-K for the year ended December 31, 2000.

(10)(c) Melvin Pankuch Deferred Compensation Agreement Plan, incorporated by reference to Exhibit 10(c) of PennRock's Annual Report on Form 10-K for the year ended. December 31, 2000.

(10)(d) Melvin Pankuch Employment Agreement, incorporated by reference to Exhibit 10(d) of PennRock's Annual Report on Form 10-K for the year ended December 31, 2000.

(10)(e) Employment Agreement with Certain Executive Officers, incorporated by reference to Exhibit 10(e) of PennRock's Annual Report on Form 10-K for the year ended December 31, 2000.

(21) Subsidiaries of the Registrant

(23) Consent of Simon Lever & Company, Independent Auditors

(d) Financial Statement Schedules – None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

PENNROCK FINANCIAL SERVICES CORP.
(Registrant)

Dated: March 12, 2002

By /s/ Glenn H. Weaver
Glenn H. Weaver, President

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant in the capacities indicated on the 12th of March 2002.

Signatures	Title
/s/ Norman Hahn Norman Hahn	Chairman and Director
/s/ Glenn H. Weaver Glenn H. Weaver	President and Director
/s/ Robert K. Weaver Robert K. Weaver	Secretary and Director
/s/ Melvin Pankuch Melvin Pankuch	Executive Vice President, Chief Executive Officer and Director
/s/ George B. Crisp George B. Crisp	Vice President and Treasurer (Principal Financial and Accounting Officer)
/s/ Dale M. Weaver Dale M. Weaver	Director
/s/ Aaron S. Kurtz Aaron S. Kurtz	Director
/s/ Robert L. Spotts Robert L. Spotts	Director
/s/ Elton Horning Elton Horning	Director
/s/ Lewis M. Good Lewis M. Good	Director
/s/ Irving E. Bressler Irving E. Bressler	Director
/s/ Sandra J. Bricker Sandra J. Bricker	Director